Exhibit 99.7

EXECUTION COPY

PURCHASE AGREEMENT

dated as of November 11, 2015

between

ANHEUSER-BUSCH INBEV SA/NV

and

MOLSON COORS BREWING COMPANY

TABLE OF CONTENTS

Page

ARTICLE I

Definitions

SECTION 1.01. Definitions	2
SECTION 1.02. Terms Generally	11

ARTICLE II

Purchase and Sale

SECTION 2.01. Purchase and Sale; Limited Assumption of Liabilities	12
SECTION 2.02. Purchase Price Adjustment	12
SECTION 2.03. Closing	15
SECTION 2.04. Withholding	15
SECTION 2.05. Purchase Price Allocation	16

ARTICLE III

Representations and Warranties of ABI

SECTION 3.01. Organization	17
SECTION 3.02. Authorization	17
SECTION 3.03. Governmental Authorization	17
SECTION 3.04. Noncontravention	17
SECTION 3.05. Ownership of Acquired Assets; No Encumbrances	17
SECTION 3.06. Intellectual Property	17
SECTION 3.07. Transferred Contracts	18
SECTION 3.08. Title to and Sufficiency of Assets	18

ARTICLE IV

Representations and Warranties of Buyer

SECTION 4.01. Organization	18
SECTION 4.02. Authorization	18
SECTION 4.03. Governmental Authorization	19
SECTION 4.04. Noncontravention	19
SECTION 4.05. Financing	19

Schedule 1: Imported Brands

Schedule 2: Licensed Brands

Schedule 3: Miller Brands

Schedule 4: Trademarks

Schedule 5: Local Production Countries

Schedule 6: Amendments if Transferred Assets are Excluded

Exhibit A: Commitment Letter

PURCHASE AGREEMENT (this “Agreement”) dated as of November 11, 2015, between ANHEUSER-BUSCH INBEV SA/NV, a public company organized under the laws of Belgium (“ABI”), and MOLSON COORS BREWING COMPANY, a Delaware corporation (“Buyer”).

WHEREAS, on July 1, 2008, Miller Brewing Company, a Wisconsin corporation (“Miller JV Partner”), and Coors Brewing Company, a Colorado corporation and a wholly owned Subsidiary of Buyer (“Buyer JV Partner”), agreed to establish and engage in MillerCoors LLC, a Delaware limited liability company (the “JV”), for the purpose of combining their respective operations in the United States and Puerto Rico and all United States military bases located in the United States or Puerto Rico (the “JV Business”);

WHEREAS, the operation and affairs of the JV are governed by the MillerCoors LLC Amended and Restated Operating Agreement, dated as of July 1, 2008, among SABMiller plc, a public limited company registered in the United Kingdom (“Miller Parent”), Miller JV Partner, Buyer and Buyer JV Partner (the “Operating Agreement”);

WHEREAS, Miller JV Partner is the sole record and beneficial owner of 420,000 Class A Shares of the JV (the “JV Class A Shares”), 160,000 Class B Shares of the JV (the “JV Class B Shares” and, together with the JV Class A Shares, the “Acquired Shares”), and Buyer JV Partner is the holder of 420,000 Class A Shares of the JV;

WHEREAS, on the date hereof, ABI and Miller Parent announced the proposed acquisition of Miller Parent pursuant to a transaction governed by the City Code on Takeovers and Mergers (the “ABI Transaction”) and entered into an agreement (the “ABI Cooperation Agreement”) in connection therewith; and

WHEREAS, in connection with and contingent upon the consummation of the ABI Transaction, ABI desires to sell (or cause to be sold) to Buyer, and Buyer desires to acquire from ABI and its Subsidiaries (including, from and after the Closing, Miller Parent and its Subsidiaries), all right, title and interest of ABI and its Subsidiaries (including, from and after the Closing, Miller Parent and its Subsidiaries) in the Acquired Assets upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

Definitions

SECTION 1.01. Definitions. (a) The following terms, as used herein, have the following meanings:

“Acquired Assets” means the Acquired Shares and the Transferred Assets.

“Acquired Business” means, collectively, the JV Business and the Miller International Business.

“Adjustment Date” means the last day of the quarterly accounting period most recently ended as of the Closing Date.

“Affiliate” means, with respect to any Person, any other Person directly, or indirectly through one or more intermediaries, Controlling, Controlled by or under common Control with such other Person.

“Alternative Transaction” means any (i) purchase or sale of any material portion of the Transferred Assets (other than inventory in the ordinary course of business) or (ii) similar transaction or business combination (including any reorganization, liquidation, dissolution, recapitalization, merger or consolidation) involving the Transferred Assets.

“Announcement” means the announcement detailing the terms and conditions of the ABI Transaction made pursuant to Rule 2.7 of the UK Code.

“Assumed Liabilities” means and shall be limited to the following specific Liabilities of ABI and its Subsidiaries (including Miller Parent and its Subsidiaries) as of the Closing: (i) Liabilities to the extent first arising under the Transferred Contracts after the assignment or transfer thereof to Buyer pursuant to this Agreement, (ii) Liabilities to the extent first arising under the Shared Contracts after the Closing to the extent related to the Miller International Business, (iii) Liabilities to the extent first arising after the Closing by virtue of the ownership and/or exploitation of the Transferred IP or other Transferred Assets by Buyer or any of its Affiliates and (iv) other Liabilities expressly agreed by Buyer to be paid or performed by Buyer after the Closing. Notwithstanding anything to the contrary contained herein, Assumed Liabilities shall not include, among other things, (a) any Liability in respect of any Transferred Asset to the extent arising out of (1) any transaction, status, event, condition, or occurrence occurring at or prior to the Closing, (2) any breach of any Transferred Contract occurring at or prior to the Closing, (3) any violation of Law, breach of warranty, tort or infringement occurring at or prior to the Closing or (4) any claim, charge, complaint, action, suit, proceeding or investigation related to any of the foregoing, (b) any Liability of ABI or any of its Affiliates (including, from and after the Closing, Miller Parent and its Subsidiaries (other than the JV and its Subsidiaries)) for Taxes (including, for the avoidance of doubt, Taxes imposed on Miller Parent or its Subsidiaries as a result of owning the Acquired Shares), (c) any Liability of ABI or any of its Affiliates (including, from and after the Closing, Miller Parent and its Subsidiaries (other than the JV and its Subsidiaries)) for the unpaid Taxes of any Person (other than the JV and its Subsidiaries) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax law), as a transferee or successor, by contract or otherwise or (d) the operation of any present or past business conducted, directly or indirectly, by ABI or any of its Subsidiaries or Miller Parent or any of its Subsidiaries, other than the Miller International Business.

“Available Cash” has the meaning given to it in the Operating Agreement.

“Belgian Merger” means the reverse merger of ABI and Newco by way of which ABI will be absorbed by Newco, implemented in accordance with the Belgian law of 7 May 1999, setting out the Companies Code.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York, Chicago, Illinois, London, England, Johannesburg, South Africa or Brussels, Belgium.

“Code” means the Internal Revenue Code of 1986, as amended.

“Compliant” means, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information, in light of the circumstances under which the statements in such Required Information were made, not misleading (it being understood that the determination of whether any Required Information does contain any such untrue statement or omits to make any such statement shall be determined on the basis of such information), (b) such Required Information is compliant in all material respects with all applicable requirements of Regulations S-K and S-X under the Securities Act of 1933 for offerings of debt or equity securities by Buyer on a registration statement on Form S-1 (or any successor form thereto) and (c) the financial information and financial statements included in such Required Information are, and remain until the Closing Date, sufficient to permit (i) a registration statement on Form S-1 of Buyer using such financial information and financial statements to be declared effective by the SEC and (ii) the Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters, including customary negative assurance comfort with respect to periods following the end of the latest fiscal year for which historical financial statements are included in the applicable offering documents, in order to consummate any offering of securities on any day until and including the Closing Date.

“Contract” means any contract, commitment, agreement, subcontract, lease, sublease, license, sublicense, purchase order or other legally binding promise or obligation, whether written or oral.

“Control” means, as to any Person, possession, directly or indirectly, of power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise. The terms “Controlled” and “Controlling” shall have a correlative meaning.

“Excluded Liabilities” means all Liabilities of ABI, Miller Parent or any of their respective Affiliates (excluding, for the avoidance of doubt, the JV and its Subsidiaries) that are not Assumed Liabilities.

“Financing Sources” means the Persons that have entered into commitment letters or agreements with Buyer in connection with the Financing (including any Person providing Alternative Financing) and any joinder agreements, indentures or credit agreements entered into pursuant thereto, including the agents, arrangers, lenders or other entities that have committed to provide or arrange all or part of the Financing, and their respective general or limited partners, direct or indirect shareholders, managers, members, Affiliates, representatives, successors and assigns.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any domestic or foreign federal, national, supranational, state, provincial or local government, governmental or quasi-governmental, regulatory or administrative authority, agency or commission, any court, tribunal, judicial or arbitral body or any other body exercising, or entitled to exercise, any administrative, executive, judicial, arbitral, legislative, police, regulatory or taxing authority or power.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, decision, ruling or award entered, issued, made or rendered by or with any Governmental Authority.

“Imported Brands” means all brands of Miller Parent or its Subsidiaries set forth on Schedule 1 hereto.

“Indebtedness” means, with respect to any Person and without duplication, the aggregate amount of (i) all Liabilities of such Person for borrowed money, in respect of loans or advances or which are secured by a Lien, (ii) all Liabilities of such Person evidenced by bonds, debentures, notes or other similar securities or instruments, (iii) all Liabilities of such Person under or pursuant to commitments by which such Person assures a creditor against loss (including, without limitation, reimbursement obligations of such Person under letters of credit, whether or not such letters of credit have been drawn), (iv) all Liabilities of such Person under or pursuant to any conditional sales or other arrangements for the deferred purchase price of property or services, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business), (v) all Liabilities of such Person under or pursuant to leases which in accordance with GAAP have been or are required to be capitalized, (vi) all Liabilities of such Person for guarantees of another Person in respect of Liabilities of the type set forth in the foregoing clauses and (vii) all Liabilities of such Person for accrued but unpaid interest, unpaid prepayment or redemption penalties, premiums or payments and unpaid fees and expenses that are payable in connection with retirement or prepayment of any of the foregoing Liabilities.

“Intellectual Property” means (i) patents (including all reissues, divisions, continuations, continuations-in-part, reexaminations, reissues, supplemental examinations, foreign counterparts, substitutions and extensions thereof) and patent applications,

(ii) trademarks, service marks, trade names, trade dress, and other indicia of origin and all applications, registrations, and renewals therefor, together with the goodwill associated with any of the foregoing (“Trademarks”), (iii) copyrights and all applications, registrations and renewals therefor, (iv) trade secrets, confidential know-how and other proprietary and confidential information (including such information relating to inventions, technology, product formulations, recipes, production processes, customer lists and marketing databases) and (v) domain names, social media accounts and identifiers and registrations therefor.

“JV Territory” means the United States and Puerto Rico and all United States military bases located in the United States or Puerto Rico.

“Law” means any constitution, statute, law, treaty, ordinance, regulation, rule, code, principle of common law or Governmental Order.

“Liability” means any liability, debt, obligation, guarantee, commitment, damage, adverse claim, deficiency, interest, Tax, penalty, fine, claim, demand, judgment, cause of action or other loss (other than loss of benefit or relief), or cost or expense of any kind or nature whatsoever, whether known or unknown, asserted or unasserted, determined or determinable, disputed or undisputed, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or become due (including whether arising in contract, tort, strict liability or otherwise) and regardless of when asserted and whether or not the same would be required by GAAP and accounting policies to be reflected in financial statements or disclosed in the notes thereto.

“Licensed Brands” means all brands of Miller Parent or its Subsidiaries set forth on Schedule 2 hereto.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, license (other than non-exclusive licenses of Intellectual Property terminable upon less than 12 months prior notice without cause or liability), charge, security interest, deed of trust, hypothecation, restriction or encumbrance of any kind, whether voluntarily incurred or arising by operation of Law or otherwise, in respect of such property or asset.

“Long Stop Date” means the date falling 18 months after the date of the Announcement or such later date as may be agreed in writing between Miller Parent and ABI (with the Panel’s consent and as the High Court of Justice in England and Wales may approve (if such approval is required)); provided that any extension of the Long Stop Date to a date later than the 18 month anniversary of the Announcement shall not extend the Termination Date unless consented to in writing by Buyer (such consent not to be unreasonably withheld, delayed or conditioned).

“Miller-Branded Products” means the beer and other beverages manufactured, distributed, marketed and sold under any of the brands or sub-brands set forth on Schedule 3 hereto and any other sub-brands of such brands.

“Miller-JV Agreements” means each Contract between Miller Parent or any of its Affiliates (other than the JV or any of its Subsidiaries), on the one hand, and the JV or any of its Subsidiaries, on the other hand.

“Miller International Business” means the manufacture, distribution, marketing and sale of Miller-Branded Products outside the JV Territory.

“Miller International Business EBITDA” means, with respect to any period, (i) the consolidated net income of the Miller International Business for such period, determined in accordance with GAAP, plus (ii) (to the extent deducted from such consolidated net income) all interest, tax, depreciation and amortization expense of the Miller International Business for such period, in each case as derived from the financial statements of the Miller International Business for such period; provided that such consolidated net income shall exclude any (a) net income attributable to minority interests and (b) extraordinary, unusual or non-recurring charges, gains and losses (whether cash or non-cash).

“Net Regulatory Loss” means the aggregate net loss (if any) in value to Buyer (taking into account all increases and decreases in value to Buyer) resulting from all divestitures or other remedies (including any modifications to this Agreement or other Contracts) that any Governmental Authority requires Buyer, the JV or ABI (or any of their respective Subsidiaries) to undertake in connection with the transactions contemplated by this Agreement, taking into account (1) the net impact (positive or negative) on Buyer and the JV if the proceeds or other value of any such divestitures by Buyer or the JV or other remedies relating thereto are more or less than the total enterprise value of the assets that are the subject of such divestiture or other remedy, including any impact on its production network, distribution network and sales and marketing networks, (2) the net impact (positive or negative) on Buyer and the JV if the price paid by Buyer or the JV in purchasing any assets in connection with any such Governmental Authority requirement is more or less than the total enterprise value of the assets that are the subject of such acquisition or other remedy, including any impact on its production network, distribution network and sales and marketing networks and (3) any other value, however derived, that positively or negatively affects Buyer and the JV as a result of such divestitures, acquisitions, modifications or other remedies.

“Newco” means a newly incorporated limited company incorporated in Belgium, to be formed for the purpose of implementing the ABI Transaction.

“Panel” means the UK Panel on Takeovers and Mergers.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, private limited company, public company, association, trust or other entity, enterprise or organization (including a Governmental Authority).

“Proposed Structure” means the structure set out in paragraphs 10, 11 and 12 of the Announcement.

“Required Information” means collectively, the Required JV Financial Information and the Required Miller International Business Financial Information.

“Required JV Financial Information” means (i) the consolidated balance sheets and related statements of operations, stockholders’ equity/investment and cash flows of the JV and its consolidated Subsidiaries for each of the three most recent fiscal years (two most recent fiscal years in the case of balance sheets) ended at least 45 days prior to the Closing Date (which shall be audited pursuant to GAAP); (ii) the consolidated balance sheets and related statements of operations, stockholders’ equity/investment (which may be presented as a customary footnote in lieu of a statement) and cash flows of the JV and its consolidated Subsidiaries, for each fiscal quarter ended in each of the two most recent fiscal years (but excluding the fourth fiscal quarter of any fiscal year) and any subsequent fiscal quarter ended at least 40 days prior to the Closing Date (which, solely with respect to any interim period following the end of the latest fiscal year for which historical financial statements are provided under clause (i) above and the comparable prior year period, shall be subject to a SAS 100 or similar review by the JV’s auditors); (iii) drafts of customary comfort letters from the JV’s accountants, which such accountants will be prepared to issue upon completion of customary procedures, and customary consents of such accountants for the use of their reports in any preliminary or final offering document or in connection with any filings required to be made by Buyer pursuant to the Securities Act of 1933 (including any registration statement thereunder) or the Securities Exchange Act of 1934 and (iv) such other supplemental financial information regarding the JV as Buyer shall reasonably request and which is necessary for the calculation of a customary “adjusted EBITDA” amount for any period for which financial statements are delivered pursuant to the foregoing clause (i) or (ii).

“Required Miller International Business Financial Information” means (i) the consolidated balance sheets and related statements of operations, stockholders’ equity/investment (if applicable) and cash flows of the Miller International Business and its consolidated subsidiaries for each of the three most recent fiscal years (two most recent fiscal years in the case of balance sheets) ended at least 45 days prior to the Closing Date (which shall be audited pursuant to GAAP); (ii) the consolidated balance sheets and related statements of operations, stockholders’ equity/investment (if applicable) and cash flows of the Miller International Business and its consolidated subsidiaries, for each fiscal quarter ended in each of the two most recent fiscal years (but excluding the fourth fiscal quarter of any fiscal year) and any subsequent fiscal quarter ended at least 40 days prior to the Closing Date (which, solely with respect to any interim period following the end of the latest fiscal year for which historical financial statements are provided under clause (i) above and the comparable prior year period, shall be subject to a SAS 100 or similar review by the Miller International Business’s auditors); (iii) drafts of customary comfort letters from the Miller International Business’s accountants, which such accountants will be prepared to issue upon completion of customary procedures, and customary consents of such accountants for the use of their reports in any preliminary or final offering document or in connection with any filings required to be made by Buyer pursuant to the Securities Act of 1933 (including any registration statement thereunder) or the Securities Exchange Act of 1934 and (iv) such other supplemental financial information regarding the Miller International Business as Buyer shall reasonably request and which is necessary for the calculation of a customary “adjusted EBITDA” amount for any period for which financial statements are delivered pursuant to the foregoing clause (i) or (ii).

“SEC” means the United States Securities and Exchange Commission.

“Shared Contracts” means each Contract to which Miller Parent or any of its Subsidiaries (other than the JV or any of its Subsidiaries) is a party that (1) relates in any material respect to the Miller International Business but is not a Transferred Contract or a Restricted Contract (“Buyer Shared Contracts”) or (2) is a Transferred Contract and relates in any material respect to any other business of Miller Parent and its Affiliates (other than the JV and its Subsidiaries) other than the Miller International Business (“ABI Shared Contracts”).

“Standard Production Cost” means the cost of providing the applicable service, determined in a manner consistent with ABI’s internal allocations across other brands and that does not discriminate between ABI brands at the applicable facility and the brands associated with the Miller International Business, including any applicable variable industrial costs (including direct costs of materials for production), fixed industrial costs (including fixed overhead costs), variable logistics costs (first tier and second tier) and fixed logistics costs (first tier and second tier - including salaries, warehouse leases and maintenance), but excluding any corporate general and administrative costs.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or Controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or Controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or Control the managing director or general partner of such partnership, association or other business entity.

“Substantial Adverse Impact” means any direct or indirect reduction in the total enterprise value of the JV of $4,000,000,000 or greater, taking into account all adverse impacts on the JV, including its production network, distribution network and sales and marketing networks.

“Switch” means an election by ABI, with the consent of the Panel, to implement the ABI Transaction by way of (among other steps) the UK Offer rather than the UK Scheme and, subject to applicable Law and regulation, to otherwise change the Proposed Structure.

“Taxes” means all U.S. federal, state, local or non-U.S. income, corporation, capital gains, corporate income, gross receipts, ad valorem, franchise, profits, value-added, windfall profits, goods and services, sales or use, transfer, registration, excise, utility, environmental, inheritance, real or personal property, capital stock, license, payroll, wage or other withholding, unclaimed property or escheat, employment, unemployment, disability, social security (or similar), severance, stamp, stamp duty land, stamp duty reserve, occupation, alternative or add-on minimum, estimated, customs duties, or other taxes, duties, fees or charges or assessments thereof imposed by a Governmental Authority in the nature of a tax, including any interest, penalties and additions imposed with respect thereto.

“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns and statements relating to Taxes, including any schedules and attachments thereto and any amendments thereof, in each case required or permitted to be filed with any Governmental Authority.

“Transaction Expenses” means all out-of-pocket fees, costs and expenses incurred by Buyer and its Affiliates in connection with this Agreement and the transactions contemplated hereby, including all out-of-pocket fees, costs and expenses (including attorneys’ fees and disbursements) incurred in connection with the antitrust clearance efforts, the Financing and any other financing activities, including refinancing activities, undertaken in connection with or in contemplation of this Agreement and the transactions contemplated hereby (including, for the avoidance of doubt, all structuring fees, commitment fees, ticking fees, interest costs, rating agency fees, any and all underwriting fees associated with any and all financing activities, including bridge facilities, term loans, revolving credit facilities, unsecured notes, secured notes, tender offers, hedging activities (including options, forwards, swaps and rate locks) and amounts paid to third parties (including lenders’ counsel) in connection with any refinancing of existing Indebtedness or other similar transaction or arrangement); provided, however, that the term “Transaction Expenses” shall in no event include any fees, costs, expenses or disbursements incurred in connection with any equity or equity-linked securities or any make-whole, early redemption, prepayment premium or other similar fees or payments in connection with the repurchase of any equity or debt securities.

“Transferred Assets” means (1) the Transferred IP, (2) each Transferred Contract, (3) raw material inventory exclusively related to the Miller International Business and (4) all other assets (including all finished goods and work-in-progress, as well as all existing point-of-sale materials and advertising materials) primarily related to the Miller International Business. Notwithstanding anything to the contrary contained in this Agreement, “Transferred Assets” shall not include (i) any cash or cash equivalents, (ii) any accounts receivable, (iii) any employees or other personnel or benefit obligations with regard to such employees, (iv) any capital stock or other equity securities of any Person, (v) any real property or interests therein or (vi) any plant, property or equipment (or any portion thereof).

“Transferred Contract” means each Contract to which Miller Parent or any of its Subsidiaries (other than the JV and its Subsidiaries) is a party and that is primarily related to the Miller International Business, but excluding all real estate leases and employment or independent contractor agreements.

“Transferred IP” means (1) the Trademarks listed on Schedule 4 hereto and (2) all other Intellectual Property (including registered and unregistered Trademarks, product formulas, recipes and production processes) of Miller Parent and its Subsidiaries (other than the JV or any of its Subsidiaries) that is primarily related to any Miller-Branded Product.

“TTM Miller International Business EBITDA” means the Miller International Business EBITDA for the twelve-month period ended on the Adjustment Date.

“UK Code” means the UK City Code on Takeovers and Mergers as issued from time to time by or on behalf of the Panel.

“UK Offer” means a “takeover” offer as defined in Chapter 3 of Part 28 of the Companies Act 2006.

“UK Scheme” means the proposed scheme of arrangement of Miller Parent pursuant to Part 26 of the Companies Act 2006 to implement the acquisition of Miller Parent by Newco (with or without amendment approved or imposed by the High Court of Justice in England and Wales and agreed to by ABI and Miller Parent).

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
ABI	Preamble
ABI Allocation Notice	2.05
ABI Cooperation Agreement	Recitals
ABI Shared Contracts	1.01(a)
ABI Transaction	Recitals
ABI Transaction Closing	2.03
Acquired Shares	Recitals
Adjustment Amount	2.02(a)
Adjustment Period	2.02(d)
Agreement	Preamble
Allocation	2.05
Alternative Financing	5.04(c)
Arbiter	2.02(b)
Assignable Shared Contract	5.13(b)
Buyer	Preamble
Buyer Allocation	2.05
Buyer Indemnified Parties	8.01(a)
Buyer JV Partner	Recitals
Buyer Shared Contracts	1.01(a)
Closing	2.03
Closing Date	2.03
Closing Income Statement	2.02(b)
Closing Statement	2.02(b)
Commitment Letter	4.05
Consents	5.01(b)
Cure Period	5.11(b)
Designated Contract	5.13(c)
Designated Losses	5.13(c)
Financial Statement Deadline	5.11(b)
Financing	4.05
Industry Arbiter	5.09(b)
Initial Delivery Date	5.11(b)

Term	Section
JV	Recitals
JV Business	Recitals
JV Class A Shares	Recitals
JV Class B Shares	Recitals
Losses	8.01(a)
Miller JV Partner	Recitals
Miller Parent	Recitals
Non-Assignable Shared Contract	5.13(b)
Notice of Disagreement	2.02(b)
Offering Period	5.11(b)
Operating Agreement	Recitals
Original Commitment Letter	4.05
Purchase Price	2.01
Recipe	5.09(c)
Required Antitrust Approvals	3.03
Restricted Contracts	5.13(a)
SMBA	5.17
Supply Contract	5.09(a)
Termination Date	7.01(b)
Third Party Claim	8.02(b)
Trademarks	1.01(a)
Transfer Taxes	5.08(c)
Transferred Registered IP	3.06
Transition Services	5.10
Yeast	5.09(c)

SECTION 1.02. Terms Generally. (a) Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (b) the terms “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the exhibits and schedules hereto) and not to any particular provision of this Agreement, and Article, Section, Exhibit and Schedule references are to the Articles, Sections, Exhibits and Schedules to this Agreement unless otherwise specified, (c) references to the phrase “the transactions contemplated hereby” and “the transactions contemplated by this Agreement” (and any equivalent statements) refer to the purchase and sale of the Acquired Assets and the other agreements set forth in this Agreement, and not to the ABI Transaction, (d) the word “including” and words of similar import when used in this Agreement means “including, without limitation,” unless otherwise specified, (e) the word “or” shall be disjunctive but not exclusive, (f) the phrase “ordinary course” or “ordinary course of business” shall mean “ordinary course of business consistent with past practice including with respect to frequency and quantity,” (g) the phrase “to the extent” means “the degree by which” and not “if”, (h) references to a Contract means such Contract together with any amendments or supplements thereto and (i) all amounts payable pursuant to this Agreement are stated and shall be paid in United States dollars unless otherwise specified. The parties hereto intend that each representation, warranty, covenant and agreement contained herein shall have independent significance. If any party hereto has breached any representation, warranty, covenant or agreement contained herein in any respect, the fact that there exists another representation, warranty, covenant or agreement contained herein relating to the same subject matter (regardless of relative levels of specificity) that such party has not breached shall not detract from or mitigate the fact that such party is in breach of the first representation, warranty, covenant or agreement.

ARTICLE II

Purchase and Sale

SECTION 2.01. Purchase and Sale; Limited Assumption of Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, (1) ABI shall cause Miller JV Partner to sell, transfer and deliver to Buyer, free and clear of all Liens, and Buyer shall purchase, acquire and accept from Miller JV Partner, the Acquired Shares, (2) ABI shall (and shall cause one or more of its Subsidiaries (including, from and after the Closing, Miller Parent and its Subsidiaries) to) sell, convey, assign, transfer and deliver to Buyer (free and clear of all Liens (other than those created by Buyer and its Affiliates)), and Buyer shall purchase, acquire and accept from ABI or its applicable Subsidiary, all of ABI’s and its Subsidiaries’ (including Miller Parent’s and its Subsidiaries’) direct or indirect right, title and interest in and to the Transferred Assets and (3) Buyer shall assume the Assumed Liabilities; provided, that, for the avoidance of doubt and notwithstanding anything contained herein to the contrary, the parties hereto agree and acknowledge that Buyer shall not assume or be deemed to have assumed any Excluded Liabilities. The purchase price for the Acquired Assets to be paid by Buyer at the Closing (the “Purchase Price”) shall be $12,000,000,000.

SECTION 2.02. Purchase Price Adjustment.

(a) Adjustment Amount. Following the Closing, subject to the terms and conditions set forth in this Section 2.02, if TTM Miller International Business EBITDA is less than $70,000,000, then ABI shall be obligated to pay to Buyer an amount equal to the product of (i) the amount by which $70,000,000 exceeds TTM Miller International Business EBITDA multiplied by (ii) 11.3. The amount (if any) paid pursuant to this Section 2.02 is hereinafter referred to as the “Adjustment Amount.”

(b) Adjustment Procedures.

(i) Within sixty (60) days following the Closing Date, ABI shall prepare and deliver to Buyer (A) an unaudited consolidated income statement of the Miller International Business for the twelve-month period ended on the Adjustment Date (the “Closing Income Statement”), and (B) a statement (the “Closing Statement”) setting forth ABI’s calculation of TTM Miller International Business EBITDA and the Adjustment Amount resulting therefrom. The Closing Income Statement shall be prepared for the Miller International Business in accordance with GAAP. The Closing Statement shall be derived from the Closing Income Statement and shall be prepared in accordance with the definitions in this Agreement.

(ii) During the sixty (60) days immediately following Buyer’s receipt of the Closing Income Statement and the Closing Statement and any period of dispute thereafter with respect to such Closing Income Statement and/or Closing Statement, ABI shall, and shall cause each of its Subsidiaries to, (I) provide reasonable assistance to Buyer in the review of the Closing Income Statement and Closing Statement and provide Buyer and its representatives with reasonable access to the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities and employees of ABI and its Subsidiaries for purposes of their review of the Closing Income Statement and the Closing Statement (in each case during regular business hours and upon reasonable prior notice), and (II) reasonably cooperate with Buyer and its representatives in connection with such review, including providing on a timely basis all other information reasonably necessary in connection with the review of the Closing Income Statement and the Closing Statement and reasonable access to all relevant personnel (including senior management, personnel responsible for accounting and finance and the outside accountants and advisors). The Closing Income Statement and the Closing Statement (and the TTM Miller International Business EBITDA and Adjustment Amount set forth on the Closing Statement) shall become final and binding upon the parties sixty (60) days following Buyer’s receipt thereof unless Buyer gives written notice of its disagreement (a “Notice of Disagreement”) to ABI prior to such date (it being understood that any Notice of Disagreement may only dispute the Closing Income Statement or the Closing Statement on the basis that the amounts reflected therein are inaccurate or do not conform to the relevant definitions set forth in this Agreement); provided that the Closing Income Statement and the Closing Statement (and the TTM Miller International Business EBITDA and Adjustment Amount set forth on the Closing Statement) shall become final and binding upon the parties upon Buyer’s delivery, prior to the expiration of such 60-day period, of written notice to ABI of its acceptance of the Closing Income Statement and the Closing Statement (and the TTM Miller International Business EBITDA and Adjustment Amount set forth on the Closing Statement). Any Notice of Disagreement shall specify in reasonable detail the nature of and basis for any disagreement so asserted.

(iii) If a timely Notice of Disagreement is delivered by Buyer, then the Closing Income Statement and the Closing Statement (as revised in accordance with this Section 2.02(b)(iii)) (and the TTM Miller International Business EBITDA and Adjustment Amount set forth on the Closing Statement) shall become final and binding upon the parties on the earlier of (A) the date all matters specified in the Notice of Disagreement are finally resolved in writing by Buyer and ABI and (B) the date all matters specified in the Notice of Disagreement not resolved by Buyer and ABI are finally resolved in writing by an independent, nationally recognized accounting, consulting or valuation firm mutually selected by Buyer and ABI (such firm, the “Arbiter”). The Closing Income Statement and the Closing Statement shall be revised to the extent necessary to reflect any resolution by Buyer and ABI and/or any mutually agreed final resolution made by the Arbiter in accordance with this Section 2.02(b)(iii). During the thirty (30) days immediately following the delivery of a Notice of Disagreement, or such longer period as Buyer and ABI may agree in writing, Buyer and ABI shall seek in good faith to resolve in writing any differences which they may have with respect to any matter specified in the Notice of Disagreement, and all such discussions related thereto shall (unless otherwise agreed by Buyer and ABI) be governed by Rule 408 of the Federal Rules of Evidence (as in effect as of the date of this Agreement) and any applicable similar state rule. At the end of such 30-day period or such agreed-upon longer period, Buyer and ABI shall submit to the Arbiter for review and resolution of any and all matters (but only such matters) which remain in dispute and which were properly included in the Notice of Disagreement. Buyer and ABI shall instruct the Arbiter to, and the Arbiter shall, make a final determination of the items included in the Closing Income Statement and the Closing Statement (to the extent such amounts are in dispute) in accordance with the guidelines and procedures set forth in this Agreement. Buyer and ABI will cooperate with the Arbiter during the term of its engagement. Buyer and ABI shall instruct the Arbiter not to, and the Arbiter shall not, assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or ABI, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or ABI, on the other hand. Buyer and ABI shall also instruct the Arbiter to, and the Arbiter shall, make its determination based solely on presentations by Buyer and ABI that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Closing Income Statement and the Closing Statement (and the TTM Miller International Business EBITDA and Adjustment Amount set forth on the Closing Statement) shall become final and binding on the parties hereto on the date the Arbiter delivers its final resolution in writing to Buyer and ABI (which final resolution shall be requested by the parties to be delivered not more than thirty (30) days following submission of such disputed matters), and such resolution by the Arbiter shall not be subject to court review or otherwise appealable. The fees and expenses of the Arbiter pursuant to this Section 2.02(b)(iii) shall be paid 50% by Buyer and 50% by ABI.

(c) Payment of Adjustment Amount. ABI shall, within five (5) Business Days after the Closing Income Statement, the Closing Statement and the TTM Miller International Business EBITDA and Adjustment Amount set forth thereon become final and binding on the parties pursuant to this Section 2.02, make payment of such Adjustment Amount, if any, by wire transfer in immediately available funds to, or as directed by, Buyer.

(d) Certain Additional Agreements. From and after the date hereof through the Adjustment Date (the “Adjustment Period”), ABI agrees that, except to the extent prohibited by the UK Code, it will use reasonable best efforts to cause Miller and each of its Subsidiaries not to engage in any activity outside of the ordinary course of business consistent with past practice or that has or would reasonably be expected to have the effect of (i) accelerating or postponing to any period other than the Adjustment Period costs, expenses or charges that would otherwise be expected to occur during the Adjustment Period or (ii) accelerating to the Adjustment Period any revenues that would otherwise be expected to occur other than during the Adjustment Period. Without limiting the generality of the foregoing, ABI agrees that it will not, and prior to Closing it will, except to the extent prohibited by the UK Code, use reasonable best efforts to cause Miller Parent and each of its Subsidiaries not to, and after the Closing it will cause each of its Subsidiaries (including Miller Parent and its Subsidiaries) not to, take any actions with respect to the accounting books, records, policies and procedures of the Miller International Business that would obstruct or prevent the preparation of the Closing Income Statement or the Closing Statement as provided in this Section 2.02.

(e) Treatment of Adjustment Payment. Any payment made under this Section 2.02 shall be treated by the parties hereto as an adjustment to the Purchase Price for Tax purposes unless otherwise required by applicable Law.

SECTION 2.03. Closing. The closing (the “Closing”) of the purchase and sale of the Acquired Assets hereunder shall take place on the date of the closing of the ABI Transaction by means of the steps as set out in the Announcement (the “ABI Transaction Closing”) (the date on which the Closing occurs, the “Closing Date”), at the location of the ABI Transaction Closing. No later than the tenth Business Day prior to the anticipated date of the ABI Transaction Closing, ABI shall deliver to Buyer a written notice specifying the anticipated date, time and location of the ABI Transaction Closing (and ABI shall promptly provide notice to Buyer if the anticipated date, time or location of the ABI Transaction Closing changes). At the Closing:

(a) Buyer shall deliver or cause to be delivered to ABI (i) the Purchase Price in immediately available funds by wire transfer to the account of ABI which account shall be designated by ABI to Buyer at least two Business Days prior to the Closing Date and (ii) an assumption agreement (in form and substance reasonably satisfactory to Buyer and ABI) pursuant to which Buyer or its designated Subsidiary will assume the Assumed Liabilities; and

(b) ABI shall deliver or cause to be delivered to Buyer (i) certificates representing the Acquired Shares duly endorsed in blank or with original stock powers duly endorsed in blank in proper form attached, in each case, free and clear of all Liens, (ii) such instruments of conveyance, assignment and transfer (in form and substance reasonably satisfactory to ABI and Buyer) pursuant to which ABI or its applicable Subsidiary shall convey, assign and transfer to Buyer all of ABI’s or such Subsidiary’s direct or indirect right, title and interest in and to the Transferred Assets and (iii) written evidence of the withdrawal of the Miller JV Partner from the JV and the Operating Agreement.

SECTION 2.04. Withholding. Buyer and its Affiliates shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld from such payment under any Tax Laws. If Buyer or any of its Affiliates so withholds (or causes to be withheld) any such amounts, and such amounts are paid over to the relevant Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. In the event Buyer or any of its Affiliates intends to withhold or deduct any amount pursuant to this Section 2.04, Buyer shall promptly notify ABI of such intention and shall use commercially reasonable efforts to provide such notice at least three Business Days prior to the Closing. Notwithstanding the foregoing, and subject to Section 5.08(d), to the extent any non-U.S. Taxes are deducted and withheld from the Purchase Price solely as a result of an assignment by Buyer of any of its rights or obligations pursuant to Section 9.07 to a non-U.S. Affiliate, Buyer shall pay (or cause to be paid) such additional amounts as necessary so that after such deduction or withholding has been made (including such deduction or withholding applicable to additional sums payable under this Section 2.04) ABI receives an amount equal to the amount it would have received had no deduction or withholding been made; provided that, this sentence shall not apply to any Taxes deducted and withheld from the Purchase Price as a result of any transfer of any Acquired Asset by ABI, Miller Parent, or any of its Affiliates prior to the Closing. For the avoidance of doubt, this Section 2.04 shall not apply to Transfer Taxes, which are governed by Section 5.08(c).

SECTION 2.05. Purchase Price Allocation. On or before the date that is one hundred and twenty (120) calendar days following the Closing Date, Buyer shall deliver to ABI a proposed allocation of the Purchase Price (including any Liabilities that are assumed or deemed assumed by Buyer for United States federal income Tax purposes) among the Transferred Assets and the assets owned (or deemed owned for U.S. federal income Tax purposes) by the JV in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (such allocation, the “Buyer Allocation”). If ABI disagrees with the Buyer Allocation, ABI may, within thirty (30) calendar days after delivery of the Buyer Allocation, deliver a notice (the “ABI Allocation Notice”) to Buyer to such effect, specifying those items as to which ABI disagrees and setting forth ABI’s proposed allocation. If the ABI Allocation Notice is duly delivered, Buyer and ABI shall, during the fifteen (15) calendar days following such delivery, work together in good faith to reach agreement on the disputed items or amounts. If Buyer and ABI are unable to reach such agreement, they shall promptly thereafter submit for resolution the items remaining in dispute to an independent accountant and shall instruct the independent accountant to make a determination regarding such dispute as promptly as practicable, and in any event within thirty (30) calendar days after the date on which such dispute is referred to the independent accountant (or such longer period as the independent accountant may reasonably require). The fees and expenses of the independent accountant shall be allocated evenly between Buyer and ABI. The allocation, as prepared by Buyer if no ABI Allocation Notice has been timely given, as adjusted pursuant to any agreement between Buyer and ABI, or as determined by the independent accountant (the “Allocation”), shall be conclusive and binding on the parties hereto. To the extent permitted by applicable Law, Buyer and ABI agree to (and shall cause their respective Affiliates to) report, act and file in accordance with the Allocation in any relevant Tax Returns or Tax filings and to cooperate in the preparation of any such Tax forms. The parties hereto shall promptly advise one another of the existence of any Tax audit, controversy, litigation or other Tax proceeding related to the Allocation. None of the parties hereto shall take any position (whether on any Tax Returns, in any Tax proceeding or otherwise with respect to Taxes) that is inconsistent with the Allocation except to the extent required by applicable Law or otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or non-United States Law). Buyer and ABI will revise the Allocation to the extent necessary to reflect any adjustments to the Purchase Price. In the case of any such adjustment, Buyer shall prepare and deliver to ABI a revised Allocation, and the parties hereto shall follow the procedures outlined above with respect to review, dispute and resolution in respect of such revision.

ARTICLE III

Representations and Warranties of ABI

ABI represents and warrants to Buyer as follows:

SECTION 3.01. Organization. ABI is a public company duly organized and validly existing under the laws of Belgium.

SECTION 3.02. Authorization. The execution and delivery of this Agreement by ABI, the performance by ABI of its obligations hereunder and the consummation by ABI of the transactions contemplated hereby are within its powers and have been duly authorized by all necessary action on the part of ABI. This Agreement constitutes (assuming due authorization, execution and delivery by Buyer) the legal, valid and binding agreement of ABI, enforceable against ABI in accordance with its terms, except to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally or by general equitable principles (whether in equity or at law).

SECTION 3.03. Governmental Authorization. Except for any required filings with, notifications to or Consents from any Governmental Authority with respect to antitrust, competition or other similar Laws (“Required Antitrust Approvals”), the execution, delivery and performance by ABI of this Agreement and the consummation by ABI of the transactions contemplated hereby require no action by or in respect of, or filing with or notification to, any Governmental Authority other than any such action by or in respect of, or filing with, any Governmental Authority as to which the failure to take, make or obtain could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Acquired Business or the ability of ABI to perform its obligations under this Agreement.

SECTION 3.04. Noncontravention. The execution, delivery and performance by ABI of this Agreement do not, and the consummation of the transactions contemplated hereby does not and will not, (a) violate, conflict with or result in the breach of any provision of the constituent documents of ABI or any of its Affiliates or (b) conflict with or violate any material Law or Governmental Order applicable to ABI or any of its Affiliates subject, in the case of clause (b), to the Required Antitrust Approvals.

SECTION 3.05. Ownership of Acquired Assets; No Encumbrances. (a) As of the Closing, ABI or one of its Subsidiaries will be the sole record and beneficial owner of the Acquired Assets, free and clear of any and all Liens (other than those created by Buyer and its Affiliates); and (b) upon the sale thereof, none of Miller Parent, Miller JV Partner or any other Affiliate of ABI or Miller Parent nor any other Person (other than Buyer and its Affiliates) will have any right or interest in the Acquired Assets (other than, in each case, those created by Buyer and its Affiliates).

SECTION 3.06. Intellectual Property. All registrations of Intellectual Property included in the Transferred IP (the “Transferred Registered IP”) have been received from the applicable Governmental Authority solely in the name of Miller Parent or one of its Subsidiaries. None of the Transferred Registered IP has been abandoned or is subject to any cancellation proceeding. Miller Parent and its Subsidiaries have not transferred any ownership rights to any of the Miller-Branded Products to any third party, other than the license grants under Transferred Contracts, Restricted Contracts or Shared Contracts. At the Closing, Miller Parent or one of its Subsidiaries shall transfer, convey and vest in Buyer all right, title and interest in, free and clear of all Liens, all Transferred IP and the Transferred IP shall be owned or available for use by Buyer immediately after the Closing on substantially similar and no less favorable terms and conditions to those under which Miller Parent or one of its Subsidiaries owned or used such Transferred IP immediately prior to the Closing. Miller Parent and its Subsidiaries have taken commercially reasonable steps to preserve the confidentiality of their trade secrets that constitute Transferred IP, and no trade secret or confidential information that is material to the Miller International Business has been accessed, disclosed or authorized to be disclosed to any third party, other than subject to a legally enforceable confidentiality obligation.

SECTION 3.07. Transferred Contracts. All of the Transferred Contracts (a) are in full force and effect (subject to expiring in accordance with their terms) and (b) represent the legal, valid and binding obligations of and are enforceable against Miller Parent or its applicable Subsidiary party thereto in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. None of Miller Parent or any of its Affiliates party thereto is in material breach of or material default under, or has failed to perform any material obligations required to be performed by it under, any Transferred Contract.

SECTION 3.08. Title to and Sufficiency of Assets. Other than to the extent that the operation of the Miller International Business requires (A) certain management information systems and general and administrative support services from accounting, audit, compliance, customs, legal, treasury, finance, tax, human resources, insurance, logistics, marketing, customer service/allocation or other administrative groups, (B) services provided by employees or independent contractors of Miller Parent or any of its Affiliates or (C) the use or benefit of any assets specifically excluded from the definition of “Transferred Assets”, and assuming that Buyer has the benefit of (x) the Transition Services and (y) the Restricted Contracts, the Shared Contracts and the Designated Contracts (as well as any alternative arrangements entered into pursuant to Section 5.13), the Transferred Assets constitute all of the property, assets and interests (whether tangible or intangible) used in or necessary for the conduct of the Miller International Business as presently conducted or as conducted at any time during the twelve (12) month period ended on the Adjustment Date.

ARTICLE IV

Representations and Warranties of Buyer

Buyer represents and warrants to ABI as follows:

SECTION 4.01. Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

SECTION 4.02. Authorization. The execution and delivery of this Agreement by Buyer, the performance by Buyer of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby are within its powers and have been duly authorized by all necessary action on the part of Buyer. This Agreement constitutes (assuming due authorization, execution and delivery by ABI) the legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally or by general equitable principles (whether in equity or at law).

SECTION 4.03. Governmental Authorization. Except for any Required Antitrust Approvals, the execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby require no action by or in respect of, or filing with or notification to, any Governmental Authority other than any such action by or in respect of, or filing with, any Governmental Authority as to which the failure to take, make or obtain could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Buyer to perform its obligations under this Agreement.

SECTION 4.04. Noncontravention. The execution, delivery and performance by Buyer of this Agreement do not, and the consummation of the transactions contemplated hereby does not and will not, (a) violate, conflict with or result in the breach of any provision of the constituent documents of Buyer or any of its Affiliates (including Buyer JV Partner), or (b) conflict with or violate any material Law or Governmental Order applicable to Buyer or any of its Affiliates (including Buyer JV Partner) subject, in the case of clause (b), to the Required Antitrust Approvals.

SECTION 4.05. Financing. Buyer acknowledges that its obligation to consummate the transactions contemplated by this Agreement is not and will not be subject to the receipt by Buyer of any financing or the consummation of any transaction other than the occurrence of the ABI Transaction Closing (and Buyer further acknowledges that it has no termination rights regarding such financing). As of the date of this Agreement, Buyer has delivered to ABI true, correct and complete copies of the executed commitment letter from the Financing Sources (including all exhibits, schedules, and annexes to each such letter as and to the extent delivered to ABI on or prior to the date of this Agreement, collectively, the “Original Commitment Letter”), a copy of which is attached hereto as Exhibit A, together with any related fee letters (provided that the existence or amount of fees, “market flex” provisions, pricing terms and pricing caps set forth therein, none of which would reasonably be expected to adversely affect the availability of the Financing, or reduce the aggregate principal amount thereof, may be redacted in a customary manner), pursuant to which the counterparties thereto have committed to provide the financing described therein in connection with the transactions contemplated hereby. The Original Commitment Letter and any other commitment letter (including any replacement of the Original Commitment Letter) executed in accordance with Section 5.04, as replaced, amended, supplemented, modified or waived in accordance with Section 5.04, including all exhibits, schedules and annexes to such letters, are hereinafter referred to together as the “Commitment Letter”. The financing contemplated pursuant to the Commitment Letter (including, for the avoidance of doubt, any debt, equity or securities offering contemplated thereby) is hereinafter referred to as the “Financing”. As of the date of this Agreement, the Original Commitment Letter has not been withdrawn, terminated, rescinded, amended or otherwise modified in any respect. There are no agreements, side letters or arrangements (a) to which Buyer or any of its Affiliates is a party relating to the Financing or (b) between Buyer or any of its Affiliates, on the one hand, and providers of debt or equity financing or any of their respective Affiliates, on the other hand, that have not been disclosed to ABI prior to the date hereof and that could affect the availability of the Financing. The Commitment Letter constitutes the legally valid and binding obligation of Buyer and each of its applicable Affiliates and, to the knowledge of Buyer, the other parties thereto, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally or by general equitable principles (whether in equity or at law). As of the date hereof, neither Buyer nor any of its Affiliates is in breach of any of the terms or conditions set forth in the Original Commitment Letter. As of the date hereof, no Financing Source has notified Buyer in writing of its intention to terminate the Original Commitment Letter or not to provide the Financing. There are no conditions precedent related to the funding of the Financing, other than as expressly set forth in the Commitment Letter. The aggregate proceeds available to be disbursed as provided under the Original Commitment Letter as of the date hereof are sufficient to enable Buyer to pay in cash all amounts required to be paid by it in cash in connection with the transactions contemplated hereby. As of the date hereof, Buyer has paid in full any and all commitment and other fees required by the Original Commitment Letter that are due as of the date hereof.

ARTICLE V

Covenants

SECTION 5.01. Required Actions.

(a) Subject to the terms and conditions specified herein, each of Buyer and ABI shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other party in doing, all things reasonably necessary, proper or advisable (subject to applicable Law) to satisfy each condition to the other party’s obligations contained in this Agreement in order to consummate and make effective the transactions contemplated by this Agreement as promptly as reasonably practicable but in any event by the Long Stop Date; provided that this Agreement shall not in any way modify or expand ABI’s obligations under the ABI Cooperation Agreement, including ABI’s obligations under Section 3 thereof. Without limiting the generality of the foregoing, ABI shall not enter into or otherwise consent to any amendment, modification or waiver of the ABI Cooperation Agreement that would reasonably be expected to be adverse to Buyer or the Acquired Business without the prior written consent of Buyer.

(b) Buyer and ABI shall each take (subject (x) in the case of ABI, to the proviso in Section 5.01(a) and (y) in the case of Buyer, to the proviso in this Section 5.01(b)) all actions necessary to obtain all consents, licenses, permits, waivers, approvals, clearances and authorizations or orders of, or nonactions by, any Governmental Authority (collectively, “Consents”) that are required to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable but in any event by the Long Stop Date. In furtherance and not in limitation of the foregoing, Buyer and ABI shall each (subject (x) in the case of ABI, to the proviso in Section 5.01(a) and (y) in the case of Buyer, to the proviso in this Section 5.01(b)) (i) provide all necessary notices, reports, registrations, submissions of information, applications and other filings in connection with obtaining any Consents, (ii) prosecute all such filings and Consents with all appropriate diligence, (iii) furnish all information required to be furnished in connection with the Consents of or filings with any Governmental Authority, and promptly cooperate with the other party hereto and furnish information in connection with any such requirements imposed upon Buyer, ABI or any of their respective Subsidiaries in connection with this Agreement and the transactions contemplated hereby, (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement, (v) facilitate obtaining any final order, writ, judgment or decree approving the transactions contemplated by this Agreement in accordance with the terms hereof, (vi) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed so as to enable the parties hereto to consummate and make effective, as promptly as practicable, the transactions contemplated hereby in accordance with the terms hereof and (vii) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other party hereto in doing, all things necessary, in simultaneous coordination, to avoid or eliminate each and every legal impediment that may be asserted by any Governmental Authority so as to enable the parties hereto to consummate and make effective, as promptly as practicable, the transactions contemplated hereby in accordance with the terms hereof, including making any amendments or modifications to this Agreement to the extent required by any Governmental Authority in connection with obtaining a required Consent; provided that, notwithstanding the foregoing or anything to the contrary contained herein, to the extent that, to obtain the Consent of any Governmental Authority, it is necessary or required to undertake one or more divestitures or other remedies that, individually or in the aggregate, would have a Substantial Adverse Impact on the JV, Buyer shall have the right to consent (or not) in its sole discretion to such divestitures or other remedies.

(c) Each of Buyer and ABI will consult and cooperate with the other (including in relation to any parallel merger review process resulting from the transactions contemplated by this Agreement and the ABI Transaction) and (i) consider in good faith the views of the other, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings involving any Governmental Authority relating to the Consents, except that materials may be redacted to address reasonable privilege or confidentiality concerns and to prevent the exchange of confidential information prohibited by applicable Law; (ii) promptly advise the other’s counsel of any written or material oral communication to or from any Governmental Authority with respect to the Consents; (iii) not participate in any meeting or discussion with any Governmental Authority in respect of any Consent without first consulting with the other’s counsel and, unless prohibited by such Governmental Authority, giving the other’s counsel the opportunity to attend; and (iv) promptly furnish the other’s counsel with copies of all correspondence, filings, and written communications between such party and any Governmental Authority with respect to the Consents, except that materials may be redacted to address reasonable privilege or confidentiality concerns and to prevent the exchange of confidential information prohibited by applicable Law. To the extent permitted by applicable Law, Buyer and ABI shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing.

SECTION 5.02. Notices of Certain Events. Subject to compliance with applicable Law or as required by any Governmental Authority, each party hereto will notify the other party hereto promptly in writing of any and all material information or documents relating to any event, transaction or circumstance occurring (or failing to occur) after the date of this Agreement that has caused, causes or is reasonably expected to cause a failure of any condition to any such other party’s obligations to consummate the transactions contemplated hereby.

SECTION 5.03. No Transfer. Prior to the Closing, Buyer shall cause Buyer JV Partner not to sell, convey, hypothecate or otherwise transfer or encumber or otherwise restrict or dispose of any or all of its Class A Shares of the JV or any or all right, title and interest thereto.

SECTION 5.04. Financing.

(a) Buyer shall (and shall cause each of its Affiliates to) use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange the Financing, including to (i) maintain in effect the Commitment Letter, (ii) negotiate and enter into the definitive agreements with respect thereto, (iii) assuming, in the case of condition 3 set forth in Exhibit B to the Original Commitment Letter, ABI’s compliance with its obligations under Section 5.11, satisfy on a timely basis all conditions applicable to Buyer or any of its Affiliates in the Commitment Letter, and the definitive agreements related thereto, (iv) enforce its rights under the Commitment Letter and (v) promptly pay any commitment or other fees as and when required under the terms of the Commitment Letter or the definitive agreements related thereto, in each case, to the extent that the funds provided pursuant to the Commitment Letter and the definitive agreements related thereto, together with cash or cash equivalents held by Buyer and its Subsidiaries and the other sources of funds available to Buyer prior to the Closing Date, are needed to enable Buyer to pay in cash all amounts required to be paid by them in cash in connection with the transactions contemplated hereby.

(b) Buyer shall not permit any replacement, amendment or modification to be made to any Commitment Letter that would, or would reasonably be likely to, prevent, delay or impair the availability of the Financing or that would, or would reasonably be likely to, reduce the amount of the Financing below an amount that, when combined with any such replacement, amendment or modification and Buyer’s other available sources of funds, would be sufficient for Buyer to perform its obligations hereunder; provided that, notwithstanding the foregoing, Buyer may amend, supplement or modify any Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities (or titles with respect to such entities) (it being understood that the aggregate commitments of the lenders party to such Commitment Letter prior to such amendment, supplement or modification may be reduced in the amount of such additional party’s commitments) or implement the market “flex” provisions contained in any fee letter.

(c) In the event that any portion of the Financing becomes unavailable and, as a result of such event, that, when combined with Buyer’s other sources of funds, Buyer would be unable to perform its obligations hereunder (including paying in cash all amounts required to be paid to ABI in connection with the transactions contemplated hereby), Buyer shall use its reasonable best efforts to obtain alternative financing (“Alternative Financing”) in an amount that, when combined with Buyer’s other sources of funds, is necessary for Buyer to consummate the transactions contemplated by this Agreement.

(d) Buyer shall keep ABI informed upon request in reasonable detail of the status of the Financing. Without limiting the generality of the foregoing, Buyer shall give ABI prompt notice: (i) if Buyer obtains actual knowledge of any breach or default or draw stop event by any party to the Commitment Letter or any definitive documents related to the Financing; and (ii) of the receipt by it of any notice or other written communication from any Person with respect to any material breach, default, termination or repudiation by any party to the Commitment Letter or any provisions of the Commitment Letter (or any definitive documents related to the Financing).

SECTION 5.05. Conduct of the JV. During the period commencing on the date hereof and ending at the earlier of the Closing and the termination of this Agreement in accordance with its terms, (a) Buyer shall not permit Buyer JV Partner (or any of its JV director nominees) to agree to any change to the “working capital buffer” included in the definition of Available Cash in the Operating Agreement in a manner inconsistent with past practice and that would reasonably be expected to have the effect of materially reducing the amount of Available Cash prior to Closing, and (b) Buyer shall not permit Buyer JV Partner (or any of its JV director nominees) to agree to any amendment to, or provide any waiver or consent under, the Operating Agreement if such amendment, waiver or consent would adversely affect its ability to close the transactions contemplated hereby.

SECTION 5.06. Cash Distribution. Immediately prior to the Closing, ABI shall cause Miller JV Partner to, and Buyer shall cause Buyer JV Partner to, cause the JV to distribute all Available Cash to Miller JV Partner and Buyer JV Partner. On the second Business Day prior to the Closing, Buyer shall cause Buyer JV Partner to provide to the parties hereto an estimate of the amount of such Available Cash that will be distributed pursuant to the immediately preceding sentence. If it is not reasonably practical to effect the distribution contemplated by the first sentence of this Section 5.06 in the manner contemplated thereby, then the parties hereto shall cooperate in good faith to implement a mutually agreeable alternative mechanism such that all Available Cash as of the Closing is distributed or otherwise paid to Buyer JV Partner and Miller JV Partner immediately prior to, at or as soon as practicable following the Closing.

SECTION 5.07. Further Actions. Each of the parties hereto agrees to execute and deliver such other documents, certificates, agreements and other writings, and to take such other actions as may be necessary or desirable, in order to implement the transactions contemplated by this Agreement.

SECTION 5.08. Tax Matters.

(a) JV Flowthrough Taxes. ABI and Buyer acknowledge and agree that, notwithstanding anything to the contrary in this Agreement, Miller JV Partner and Buyer JV Partner each shall be responsible for any Taxes properly imposed on its allocable share of income of the JV with respect to any taxable period (or portion thereof) ending on or before the Closing Date, as determined in accordance with the Operating Agreement. ABI and Buyer acknowledge and agree that the JV shall terminate for U.S. federal income Tax purposes pursuant to Section 708(b)(1) of the Code on the Closing Date.

(b) Preparation and Filing of Tax Returns. ABI and Buyer acknowledge and agree that the preparation and filing of all Tax Returns of the JV relating to taxable periods beginning on or before the Closing Date shall be governed by Section 25.1 of the Operating Agreement.

(c) Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording, sales, use, value-added and other similar Taxes incurred in connection with the purchase and sale of the Acquired Assets hereunder (any “Transfer Taxes”) shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by ABI. The party responsible under applicable Law shall file all necessary Tax Returns and other documentation with respect to, and pay, such Transfer Taxes (subject to reimbursement by Buyer or ABI, as the case may be, in accordance with the first sentence of this Section 5.08(c)). Buyer and ABI agree, upon request, to use their reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate or reduce any Transfer Taxes that otherwise would be incurred.

(d) Cooperation. ABI and Buyer shall reasonably cooperate in connection with the preparation and filing of any Tax Return and with any audit, litigation or other proceeding, in each case with respect to Taxes relating to the Acquired Assets. ABI and Buyer further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any taxing authority or any other Person or take any other action as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed on any party with respect to the transactions contemplated by this Agreement.

(e) Tax Claims. ABI and Buyer acknowledge and agree that, in the event that any Governmental Authority initiates any Tax audit or other Tax proceeding of or with respect to the JV relating to any taxable period (or portion thereof) ending on or before the Closing Date, Section 25.2 of the Operating Agreement shall govern; provided, that, immediately following the Closing Date, ABI and Buyer shall cooperate and take (or cause their respective Affiliates to take) any and all actions necessary or otherwise required by the Code and applicable Treasury regulations promulgated thereunder to appoint Buyer JV Partner, and remove Miller JV Partner, as the Tax Matters Shareholder (as defined in the Operating Agreement) with respect to any taxable period of the JV (including any taxable period (or portion thereof) ending on or before the Closing Date).

(f) Section 754 Election. ABI and Buyer acknowledge and agree that Buyer JV Partner is entitled to cause the JV to make an election in accordance with Section 754 of the Code pursuant to Section 25.3 of the Operating Agreement. ABI and Buyer acknowledge and agree that Buyer JV Partner is also entitled to cause any Subsidiary of the JV to make an election in accordance with Section 754 of the Code.

(g) Non-Foreign Affidavit. ABI shall deliver to Buyer (i) a non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Code Section 1445 stating that Miller JV Partner is not a “foreign person” as defined in Code Section 1445 and (ii) a valid and properly executed Internal Revenue Service Form W-9 from Miller JV Partner.

(h) Fees and Expenses. Notwithstanding anything to the contrary herein or in the Operating Agreement (including Sections 25.1 and 25.2 thereof), from and after the Closing, ABI and Buyer hereby agree that ABI shall be responsible for 58% and Buyer shall be responsible for 42% of any and all reasonable third-party fees, charges, expenses and costs (including third-party legal and accounting fees) relating to or arising from the (i) preparation and filing of Tax Returns of the JV relating to any taxable period (or portion thereof) ending on or before the Closing Date, and (ii) defense, settlement or conduct of any Tax audit or other Tax proceeding of, or with respect to, the JV relating to any taxable period (or portion thereof) ending on or prior to the Closing Date.

SECTION 5.09. Miller-JV Agreements.

(a) Prior to the Closing, Buyer and ABI shall negotiate in good faith and execute and deliver certain mutually acceptable amendments and modifications (including by terminating any conflicting predecessor provisions or agreements if necessary) to the Miller-JV Agreements, including such amendments as are necessary such that, effective as of the Closing, (A) with respect to each Licensed Brand, (i) all royalties paid by the JV on the Licensed Brands shall be eliminated for periods from and after the Closing and (ii) the terms of the license are made perpetual in the JV Territory and (B) with respect to each Imported Brand, (i) there shall be granted a perpetual license in the JV Territory; (ii) the term of each Miller-JV Agreement providing for the supply of any Imported Brand to the JV (each, a “Supply Contract”) may be terminated by Buyer or the JV at any time following the Closing on 120 days’ advance written notice and, if not so terminated by Buyer or the JV, shall expire on the third anniversary of the Closing Date, with Buyer having the right to extend the term of any or all of such Supply Contracts for two successive one-year periods upon not less than 60 days’ written notice prior to the scheduled expiration thereof; (iii) with respect to supply costs (defined to include variable industrial costs, fixed industrial costs, variable logistics costs first tier and fixed logistics costs first tier but excluding any general and administrative costs) under each Supply Contract, the pricing for such Imported Brand (x) for the initial three year term shall be the pricing paid by the JV under such Miller-JV Agreement as of the date of this Agreement, (y) for each extension period shall be at then-prevailing market prices (as determined at the beginning of each such extension period in accordance with Section 5.09(b)) and (z) shall reflect the terms in Section 5.09(b) and Section 5.09(c); and (iv) the counterparty to such agreement (and any successor owner of the Imported Brands) shall continue to maintain the current level of marketing support, unless otherwise agreed by the JV.

(b) If Buyer elects to extend any Supply Contract, during the first 15 days following the date on which Buyer delivers an extension notice, Buyer and ABI shall cooperate in good faith to mutually agree upon the then-prevailing market price. If at the end of such 15-day period (or such agreed-upon longer period), Buyer and ABI cannot agree on the then-prevailing market price, the then-prevailing market price shall be determined by an industry expert mutually selected by Buyer and ABI (such expert, the “Industry Arbiter”). Buyer and ABI will cooperate with the Industry Arbiter during the term of its engagement. The Industry Arbiter’s determination of the then-prevailing market price shall become final and binding on the parties hereto on the date the Industry Arbiter delivers its final resolution in writing to Buyer and ABI (which final resolution shall be requested by the parties to be delivered not more than 30 days following submission of such disputed matter), and such resolution by the Industry Arbiter shall not be subject to court review or otherwise appealable. The fees and expenses of the Industry Arbiter pursuant to this Section 5.09(b) shall be paid 50% by Buyer and 50% by ABI.

(c) Upon the final expiration or earlier termination of each Supply Contract (in each case after giving effect to any extensions thereof), ABI shall (or shall cause any successor owner of such Imported Brand to) grant to Buyer a perpetual royalty-free license to use (1) the Recipe for such Imported Brand and (2) the trade secrets and know-how (including methods and processes) as outlined in the applicable technical manual or as otherwise are necessary for formulating, manufacturing, producing and packaging such Imported Brand, including any such rights in and to the relevant Yeast.

(i) “Recipe” means the description and measure of ingredients, raw materials, yeast cultures, formulas, brewing processes, equipment and other information that is reasonably necessary for a brewmaster to produce a particular beer.

(ii) “Yeast” means yeast that complies with the applicable Recipe.

(d) ABI agrees that, prior to (and as a condition of) any sale or other transfer of any Imported Brand or Licensed Brand by ABI (or any successor owner of such Imported Brand or Licensed Brand) to a third party, such third party shall agree in writing for the benefit of Buyer to the terms set forth in this Section 5.09 with respect to such Imported Brand or Licensed Brand (including the obligations under this Section 5.09(d) with respect to any future sale or transfer of the relevant Imported Brand or Licensed Brand by such third party). Any such sale or transfer not in accordance with this Section 5.09(d) shall be null and void and of no effect. To the extent that any Miller-JV Agreement contains any restriction on the assignment or transfer of any Licensed Brand or Imported Brand to a third party, Buyer shall (and shall cause its Affiliates, including the JV, to) waive each such restriction and consent to any such assignment or transfer by ABI or any of its Affiliates to a third party at any time at or following the Closing; provided that such third party agrees to comply with the applicable terms set forth in the applicable Miller-JV Agreement and this Section 5.09 with respect thereto.

SECTION 5.10. Transition Services. Prior to the Closing, Buyer and ABI shall negotiate in good faith and execute and deliver a mutually acceptable transition services agreement pursuant to which, effective as of the Closing, ABI and its Subsidiaries (including, from and after the Closing, Miller Parent and its Subsidiaries) shall provide such services with respect to the Miller International Business as are reasonably necessary to allow Buyer to operate the Miller International Business in a manner substantially consistent with the operation of the Miller International Business prior to Closing (collectively, the “Transition Services”). The Transition Services consist of: (a) the production by ABI or one of its Affiliates (including, from and after the Closing, Miller Parent and its Subsidiaries) of Miller-Branded Products at the Standard Production Cost in each country set forth in Schedule 5 hereto in which any Miller-Branded Product is produced by Miller Parent or one of its Affiliates as of the date hereof for a period of three (3) years following the Closing Date (or such shorter period as is specified by Buyer with respect to any particular country) and (b) such other Transition Services, including sales and distribution and administrative services, as may be reasonably requested by Buyer in accordance with the immediately preceding sentence at any time and from time to time during the one year period following the Closing for a period of one year following the Closing Date (or such shorter period as is specified by Buyer with respect to any particular service) at the actual costs of ABI (to be further defined in the transition services agreement). During the period in which ABI is providing the Transition Services, Buyer shall grant to ABI a royalty-free license with respect to any Intellectual Property of Buyer or its Affiliates solely to the extent necessary for ABI to perform such Transition Services.

SECTION 5.11. Financing Assistance.

(a) Following the execution of this Agreement, and prior to the Closing, ABI shall, except to the extent prohibited by the UK Code, use its reasonable best efforts to cause Miller Parent and its Subsidiaries to, at the sole expense of Buyer, provide such cooperation (and to cause Miller Parent and its Subsidiaries to use reasonable best efforts to cause their respective officers, directors, employees, controlled Affiliates, attorneys, investment bankers, financial advisers, agents and other representatives to provide such cooperation) as may be reasonably requested by Buyer from time to time in connection with the arrangement of the Financing. Without limiting the generality of the foregoing sentence, prior to the Closing, ABI shall, except to the extent prohibited by the UK Code, use its reasonable best efforts to cause Miller Parent and its Subsidiaries, at the sole expense of Buyer, to: (i) as promptly as reasonably practicable provide information (other than financial information) relating to the Acquired Business to the Financing Sources (including information relating to the Acquired Business to be used in the preparation of an information package regarding the business and operations of Buyer and the Acquired Business customary or reasonably necessary for the completion of the Financing) to the extent reasonably requested by Buyer to prepare customary offering or information documents to be used for the completion of the Financing, (ii) provide (x) the Required JV Financial Information (to the extent not already in the possession of Buyer or any of its Affiliates (other than the JV and its Subsidiaries)) and (y) the Required Miller International Business Financial Information, in each case, that is Compliant, (iii) cooperate with the marketing efforts of Buyer and the Financing Sources, (iv) reasonably assist Buyer in its preparation of customary offering memoranda, rating agency presentations, lender presentations, private placement memoranda, prospectuses and other similar documents (including reasonably assisting in the preparation of pro forma financial statements to be included in the foregoing), (v) make available, on a customary and reasonable basis and upon reasonable notice, appropriate personnel, documents and information relating to the Acquired Business, in each case, as may be reasonably requested by Buyer, or as may be requested by the SEC in connection with the completion of the Financing, (vi) obtain any necessary consents from Miller Parent’s independent public accounting firm in connection with any filings with the SEC and (vii) provide customary authorization letters to the Financing Sources authorizing the distribution of information relating to the Acquired Business to prospective lenders or investors. Notwithstanding the foregoing, (1) other than as set forth in Section 7.03, none of ABI, Miller Parent nor any of their respective Affiliates shall be required to pay any commitment or other similar fee, (2) none of the JV, its Subsidiaries or their respective officers, directors or employees shall be required to execute or enter into or perform any agreement with respect to the Financing that is not contingent upon the Closing occurring or that would be effective prior to the Closing (other than authorization letters contemplated by clause (vii) of the preceding sentence) and (3) nothing shall obligate ABI, Miller Parent or any of their respective Affiliates to provide any legal opinion by its counsel, or to provide, or cause to be provided, any information or take, or cause to be taken, any action to the extent it would result in a violation of material Law or a Governmental Order of any material Governmental Authority of competent jurisdiction, in each case, applicable to ABI, Miller Parent or any of their respective Affiliates. Buyer shall, promptly upon request by ABI or Miller Parent, as applicable, reimburse ABI, Miller Parent and their respective Affiliates for all documented out-of-pocket costs and expenses incurred by such Person in satisfying its obligations under this Section 5.11(a). ABI shall, except to the extent prohibited by the UK Code, use its reasonable best efforts to cause Miller Parent to consent to the use of all logos of Miller Parent and its Subsidiaries in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Miller Parent or any of its Subsidiaries or the reputation or goodwill of Miller Parent or any of its Subsidiaries.

(b) If (i) (x) Miller Parent has not provided the Required Miller International Business Financial Information on or before March 15, 2016 (the “Financial Statement Deadline”) or (y) such Required Miller International Business Financial Information is not Compliant as of the date on which such Required Miller International Business Financial Information is first delivered by Miller Parent (the “Initial Delivery Date”) or (ii) such Required Miller International Business Financial Information is not Compliant at any time during a period when securities are proposed to be marketed in connection with the Financing if such offering would be consummated after the Financial Statement Deadline (such period, the “Offering Period”), then Buyer shall have the option, within three Business Days following, in the case of clause (i) above, the later of (x) the Financial Statement Deadline and (y) the expiration of the Cure Period, and, in the case of clause (ii) above, the later of (x) delivery of notice by Buyer to ABI that such Required Miller International Business Financial Information is not Compliant during the applicable Offering Period and (y) the expiration of the Cure Period, to deliver a written irrevocable notice to ABI electing not to acquire the Transferred Assets; provided that if ABI shall in good faith reasonably believe that Miller Parent has provided the Required Miller International Business Financial Information and such Required Miller International Business Financial Information is Compliant, it may deliver to Buyer a written notice to that effect (stating when it believes it completed such delivery), in which case ABI shall be deemed to have complied with Section 5.11(a)(ii)(y) above with respect to such Required Miller International Business Financial Information unless Buyer in good faith reasonably believes that Miller Parent has not completed the delivery of such Required Miller International Business Financial Information or that such Required Miller International Business Financial Information is not Compliant and, within three Business Days after the delivery of such notice by ABI, delivers a written notice to ABI to that effect (stating with specificity which Required Miller International Business Financial Information ABI has not delivered or is not Compliant), in which case, ABI shall have an opportunity to cure any such failure to deliver or be Compliant during the period from delivery of such notice until five Business Days after the later of (A) the date of such notice and (B) the Financial Statement Deadline (the “Cure Period”). Upon receipt by ABI of a properly delivered notice electing not to acquire the Transferred Assets in accordance with the procedures set forth in the immediately preceding sentence, this Agreement shall be automatically amended (without any required action on the part of any party hereto) to implement the modifications set forth in Schedule 6. For purposes of this Section 5.11(b), (1) all references to the Closing Date in the definition of the term “Required Miller International Business Financial Information” shall be deemed to be references to the Initial Delivery Date, (2) the requirements set forth in clauses (b) and (c) of the definition of the term “Compliant” shall only apply for purposes of determining whether the Required Miller International Business Financial Information is Compliant as of the Initial Delivery Date (and not, for the avoidance of doubt, for purposes of determining whether the Required Miller International Business Financial Information is Compliant as of any time during the Offering Period) and (3) the fact that any such Required Miller International Business Financial Information subsequently becomes stale shall not, in and of itself, constitute a failure of such Required Miller International Business Financial Information to be Compliant for purposes of clause (a) of the definition thereof.

(c) As soon as reasonably practicable following the Closing, ABI shall and shall cause each of its Subsidiaries (including Miller Parent and its Subsidiaries) to provide the Required Miller International Business Financial Information (to the extent not previously provided to Buyer hereunder or already in the possession of Buyer or any of its Affiliates) and all such other financial information regarding the Miller International Business as Buyer shall reasonably request and which is necessary in connection with any filings required to be made by Buyer pursuant to the Securities Act of 1933 (including any registration statement thereunder) or the Securities Exchange Act of 1934.

SECTION 5.12. Exclusive Dealing. Unless and until this Agreement has been terminated in accordance with its terms, ABI shall not, and shall cause each of its Subsidiaries not to, directly or indirectly or through their representatives, engage in negotiations or discussions with, or furnish any confidential information or data to or access to the books, records, assets or personnel of, or relating to, the Transferred Assets or the JV, or solicit, encourage or respond to any proposals or inquiries from, or enter into any agreements with, any unaffiliated third party (or authorize or consent to any of the foregoing actions) relating to any Alternative Transaction, other than with Buyer or its Affiliates.

SECTION 5.13. Restricted Contracts; Shared Contracts; Designated Contracts.

(a) Restricted Contracts. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any interest in any Transferred Contract to the extent such an assignment or transfer, or attempt to make such an assignment or transfer, without the consent, approval or waiver of a third party would (i) conflict with or result in a breach or violation of, (ii) constitute a default under (whether with or without the passage of time, the giving of notice or both), (iii) result in the creation of any Lien on any of the Transferred Assets pursuant to, (iv) give any third party the right to modify, terminate or accelerate, or cause or result in any modification, termination or acceleration of, any obligation under or (v) create any right to payment or any other right (concurrently or with the passage of time and/or upon the occurrence of one or more events or conditions) pursuant to, such Transferred Contract (such Transferred Contracts being collectively referred to herein as “Restricted Contracts”), and any transfer or assignment to Buyer by ABI or any of its applicable Subsidiaries of any interest under any such Restricted Contract shall be made subject to such consent, approval or waiver being obtained. To the extent not prohibited by applicable Law, ABI shall use reasonable best efforts to cause Miller Parent and its Affiliates to obtain such consents, approvals or waivers prior to the Closing; provided, however, that none of ABI, Miller Parent or any of their respective Affiliates shall be required to pay any material amounts to third parties to obtain such consents or approvals. In the event any such consent, approval or waiver is not obtained prior to the Closing (A) to the extent not prohibited by applicable Law (including the UK Code), ABI shall continue to use reasonable best efforts to obtain any such consent, approval or waiver (it being understood that none of ABI, Miller Parent or any of their respective Affiliates shall be required to pay any material amounts to third parties in connection with the foregoing), (B) to the extent not prohibited by applicable Law, ABI and Buyer shall enter into alternative arrangements (such as a license, sublease or operating agreement) until such time as such consent, approval or waiver has been obtained which results in Buyer receiving all the benefits and bearing all the costs, liabilities and burdens with respect to any such Restricted Contract and (C) notwithstanding anything to the contrary in this Agreement, no such Restricted Contract shall constitute a Transferred Asset for any purpose under this Agreement unless and until any such consent or approval with respect to any Restricted Contract is obtained or the application of this Section 5.13(a) is waived in writing by Buyer, at which time the assignment or transfer of such Transferred Contract shall be effected in accordance with the terms of this Agreement.

(b) Shared Contracts.

(i) As soon as reasonably practicable, and in no event later than thirty (30) days after the Closing Date, ABI shall prepare and deliver to Buyer a list of all Shared Contracts, together with true, correct and complete copies thereof. Such list shall indicate (x) whether such Shared Contract is a Buyer Shared Contract or an ABI Shared Contract and (y) which of such Shared Contracts may be split and assigned in part to (1) Buyer or a Subsidiary of Buyer or replicated for the benefit of Buyer and its Subsidiaries, in the case of Buyer Shared Contracts or (2) ABI or a Subsidiary of ABI or replicated for the benefit of ABI and its Subsidiaries, in the case of ABI Shared Contracts, in each case pursuant to its terms, without the consent, approval or waiver of a third party and without (A) any conflict with or breach or violation of, (B) any default under (whether with or without the passage of time, the giving of notice or both), (C) any creation of any Lien on any of the Transferred Assets pursuant to, (D) giving to any third party the right to modify, terminate or accelerate, or any modification, termination or acceleration of, any obligation under or (E) the creation of any right to payment or any other right (concurrently or with the passage of time and/or upon the occurrence of one or more events or conditions) pursuant to, such Shared Contract (each such Shared Contract, together with each Shared Contract that becomes assignable, being referred to herein as an “Assignable Shared Contract”).

(1) Within thirty (30) days after receipt of such list, Buyer will provide ABI with written notice of those Assignable Shared Contracts that are Buyer Shared Contracts and that Buyer desires to have split and assigned in part to Buyer or a Subsidiary of Buyer or replicated for the benefit of Buyer and its Subsidiaries. Each Assignable Shared Contract that is a Buyer Shared Contract for which Buyer provides written notice of its desire to have split and assigned in part to Buyer or a Subsidiary of Buyer or replicated for the benefit of Buyer and its Subsidiaries shall thereafter be deemed (to the extent of the requested split and assignment or replication) to be a Transferred Contract hereunder and ABI shall cause such Contract to be split and partially assigned to Buyer or its designated Subsidiary or replicated for the benefit of Buyer and its Subsidiaries effective as of the date of such written notice in accordance with the terms of such Contract.

(2) Within thirty (30) days after delivery of such list, ABI will provide Buyer with written notice of those Assignable Shared Contracts that are ABI Shared Contracts and that ABI desires to have split and assigned in part to ABI or a Subsidiary of ABI or replicated for the benefit of ABI and its Subsidiaries. Each Assignable Shared Contract that is an ABI Shared Contract for which ABI provides written notice of its desire to have split and assigned in part to ABI or a Subsidiary of ABI or replicated for the benefit of ABI and its Subsidiaries shall thereafter be deemed (to the extent of the requested split and assignment or replication) to be a Contract that is retained by ABI or its applicable Subsidiary hereunder and Buyer shall cause such Contract to be split and partially assigned to ABI or its designated Subsidiary or replicated for the benefit of ABI and its Subsidiaries effective as of the date of such written notice in accordance with the terms of such Contract.

(ii) Non-Assignable Shared Contracts. With respect to each material Shared Contract identified pursuant to the first sentence of Section 5.13(b)(i) that is not an Assignable Shared Contract (the “Non-Assignable Shared Contracts”) that is a Buyer

Shared Contract, Buyer will also, within thirty (30) days after receipt of such list, provide ABI with written notice of those Non-Assignable Shared Contracts that Buyer desires to have split and assigned in part or replicated for the benefit of Buyer and its Subsidiaries. To the extent not prohibited by applicable Law, ABI shall use reasonable best efforts to cause the counterparty to each such Non-Assignable Shared Contract to consent to the split and partial assignment or replication of such Non-Assignable Shared Contract to Buyer or its designated Subsidiary or to otherwise enter into a new Contract with Buyer or its designated Subsidiary on substantially the same terms as exist under the applicable Shared Contract, in each case to be effective as promptly as practicable after the date of such written notice; provided, however, that none of ABI, Miller Parent or any of their respective Affiliates shall be required to pay any material amounts to third parties to obtain such consents. Each such Non-Assignable Shared Contract for which the parties have received consent to the split and partial assignment or replication shall thereafter be deemed (to the extent of the requested split or replication) to be a Transferred Contract hereunder and ABI shall cause such Contract to be split and partially assigned to Buyer or its designated Subsidiary or replicated for the benefit of Buyer and its Subsidiaries to be effective as promptly as practicable after the date of such written notice in accordance with the terms of such Contract and such consent. As to any Non-Assignable Shared Contract for which the parties do not receive consent, (A) to the extent not prohibited by applicable Law, ABI shall continue to use reasonable best efforts to obtain any such consent, (B) to the extent not prohibited by applicable Law, ABI and Buyer shall enter into alternative arrangements (such as a license, sublease or operating agreement) until such time as such consent has been obtained which results in Buyer receiving all the benefits and bearing all the costs, liabilities and burdens with respect to such portion of any such Non-Assignable Shared Contract relating to the Miller International Business and (C) notwithstanding anything to the contrary in this Agreement, no such Non-Assignable Shared Contract shall constitute a Transferred Asset for any purpose under this Agreement unless and until any such consent with respect to any Restricted Contract is obtained, at which time the split and partial assignment or replication of such Non-Assignable Shared Contract to Buyer or its designated Subsidiary or the entry into a new Contract with Buyer or its designated Subsidiary on substantially the same terms as exist under the applicable Shared Contract shall be effected as promptly as practicable.

(c) Designated Contracts. As soon as reasonably practicable and in any event no later than thirty (30) days after the Closing Date, ABI shall prepare and deliver to Buyer a list of all Transferred Contracts and Restricted Contracts, together with true, correct and complete copies thereof. For a period of thirty (30) days after Buyer’s receipt of any such Transferred Contract or Restricted Contract, Buyer shall have the right to deliver written notice to ABI designating such Transferred Contract or Restricted Contract as a “Designated Contract” for purposes of this Agreement if such Transferred Contract or Restricted Contract (i) is not on commercially reasonable and arm’s-length terms or (ii) would materially restrict or prohibit any other business of Buyer or any of its Subsidiaries as of the Closing Date. In the event there is a Designated Contract, ABI shall, within fifteen (15) days from the date on which such Transferred Contract was properly determined to be a Designated Contract, deliver written notice to Buyer electing to either (A) accept and assume (or cause one of its Subsidiaries to accept and assume) an assignment and transfer of such Designated Contract from Buyer or its applicable Subsidiary or (B) indemnify Buyer for any Designated Losses pursuant to Section 8.01(a)(iii). Buyer and ABI agree to discuss in good faith mutually agreeable terms of any license agreements that would be necessary to perform the obligations under any such Designated Contract accepted and assumed pursuant to clause (A) of the preceding sentence. “Designated Losses” means, (x) in the case of Designated Contracts described in clause (i) above, an amount equal to the difference between (1) the economic gains or losses that Buyer would have realized pursuant to such Designated Contract if such Designated Contract contained commercially reasonable terms and (2) the economic gains or losses that Buyer will actually realize pursuant to such Designated Contract or (y) in the case of Designated Contracts described in clause (ii) above, any Losses of Buyer arising out of such restriction or prohibition.

SECTION 5.14. Press Releases and Announcements. Any press release or other public announcement (excluding investor calls following such initial announcement) made by either of the parties hereto or any of their respective Subsidiaries that contains any content relating to the existence, terms or subject matter of this Agreement shall be subject to the prior review and prior written approval of the other party hereto, such approval not to be unreasonably withheld or delayed, except to the extent required by applicable Law. Notwithstanding the foregoing, the parties hereto may issue any press release, or make any other public announcement, without complying with the foregoing requirements if the substance of such press release or announcement was publicly disclosed and previously subject to the foregoing requirements.

SECTION 5.15. Wrong Pockets. After the Closing, (a) if the parties hereto determine in good faith that any asset that is not an Acquired Asset or any Excluded Liability is transferred by ABI or its Affiliates (including, from and after the Closing, Miller Parent and its Subsidiaries) to Buyer or its Affiliates, such asset or Excluded Liability shall be promptly transferred back to ABI (or one of its Affiliates designated by ABI) without the payment of any additional consideration and (b) if the parties hereto determine in good faith that any Acquired Asset or Assumed Liability is held by ABI or its Affiliates (including, from and after the Closing, Miller Parent and its Subsidiaries), such Acquired Asset or Assumed Liability shall be promptly transferred to Buyer (or one of its Affiliates designated by Buyer) without the payment of any additional consideration.

SECTION 5.16. Shared Intellectual Property. Prior to the Closing, Buyer and ABI shall negotiate in good faith and execute and deliver any mutually acceptable licenses of Intellectual Property shared between the Miller International Business and the other businesses of Miller Parent and its Subsidiaries (other than the JV and its Subsidiaries) immediately prior to the Closing, as may be necessary for (1) Buyer to continue operating the Miller International Business and (2) Miller Parent and its Subsidiaries to continue operating their businesses other than the Acquired Business, in each case following the Closing.

SECTION 5.17. Industry Standard Bottle Agreement. ABI and Buyer shall ensure that each of their respective Affiliates party to the Standard Mould Bottle Agreement dated June 26, 2001 (the “SMBA”) agree to certain amendments thereto, to be effective on the Closing Date or such other date as is mutually agreed, in each case subject to the agreement of the other signatories party thereto that are required in order to amend the SMBA in accordance with its terms, (a) to allow for each signatory party thereto to produce in non-standard bottles in any calendar year an amount of its Products (as defined in the SMBA) (it being understood that, as of the Closing, Buyer will own Miller-Branded Products) of up to 6% of its total package volume (bottles and cans only) sold in Canada during the immediately preceding calendar year and (b) to provide that each signatory party thereto shall be subject to a penalty of CAD$75 per hectoliter with respect to any such Products that are otherwise required to be produced in an industry standard bottle pursuant to the terms of the SMBA that are produced by such party in non-standard bottles in excess of such threshold, and ABI and Buyer shall ensure that their respective Affiliates will otherwise cooperate fully in good faith with each other to implement such amendments.

SECTION 5.18. Entity Names. ABI agrees that it will use reasonable best efforts to change the name of each of its Affiliates with the word “Miller” or “SABMiller” in its name to a new name that does not contain such word within one year following the Closing Date, and in any event shall cause such change to occur within two years following the Closing Date.

ARTICLE VI

Conditions to Closing

SECTION 6.01. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction or waiver by it of the following conditions:

(a) No provision of any applicable and material Law and no Governmental Order of any material Governmental Authority of competent jurisdiction shall prohibit the consummation of the Closing or make the transactions contemplated by this Agreement illegal; and

(b) the ABI Transaction Closing shall have occurred.

SECTION 6.02. Conditions to Obligation of ABI. The obligation of ABI to consummate the Closing is subject to the satisfaction or waiver by it of the following conditions:

(a) No provision of any applicable and material Law and no Governmental Order of any material Governmental Authority of competent jurisdiction shall prohibit the consummation of the Closing or make the transactions contemplated by this Agreement illegal; and

(b) the ABI Transaction Closing shall have occurred.

ARTICLE VII

Termination

SECTION 7.01. Termination.

(a) This Agreement shall terminate automatically if the ABI Transaction has been, with the permission of the Panel, and, when applicable, the Belgian Financial Services and Markets Authority, withdrawn or has lapsed in accordance with its terms prior to the Closing (other than where: (i) such lapse or withdrawal is as a result of the exercise of ABI’s right to effect a Switch; or (ii) it is otherwise to be followed within five Business Days by an announcement under Rule 2.7 of the UK Code made by ABI or a person acting in concert with ABI to implement the ABI Transaction by a different offer or scheme on substantially the same or improved terms).

(b) This Agreement may otherwise be terminated at any time prior to the Closing as follows:

(i) by the mutual written consent of Buyer and ABI; or

(ii) by Buyer or ABI if the Closing shall not have occurred on or before November 11, 2016 (the “Termination Date”); provided that the Termination Date shall be automatically extended (without any action by or on behalf of any party hereto) to the Long Stop Date if, as of November 11, 2016, (A) the condition set forth in Sections 6.01(a) and 6.02(a) has not been satisfied or (B) the condition set forth in Sections 6.01(b) and 6.02(b) has not been satisfied as a result of the fact that (x) any Regulatory Condition or Pre-Condition (each as defined in the Announcement) has not been satisfied or waived in accordance with the terms of the ABI Cooperation Agreement and the Announcement as of such date or (y) in connection with any Regulatory Condition or Pre-Condition not having been satisfied or waived sufficiently in advance of such date, (1) any of the conditions set out in Part A (UK Scheme, Belgian Offer and Belgian Merger) of Appendix 2 to the Announcement has not been satisfied in accordance with the terms of the ABI Cooperation Agreement and the Announcement, (2) any of the conditions set out in paragraphs (o) (AB InBev Shareholder approval) or (p) (Newco Shareholder approval) of Part B of Appendix 2 to the Announcement has not been satisfied in accordance with the terms of the ABI Cooperation Agreement and the Announcement or (3) any of the conditions set out in paragraph (q) (Deferred Shares), (r) through (z) (Listings, Prospectus and SEC Registration of New Ordinary Shares) or (aa) through (bb) (General Third Party clearances) of Part B of Appendix 2 to the Announcement has not been satisfied or waived in accordance with the terms of the ABI Cooperation Agreement and the Announcement; provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall not be available to any party whose breach, misrepresentation or failure to fulfill any material obligation under this Agreement shall have been a principal cause of, or shall have resulted in, the failure of the Closing to occur prior to the Termination Date. The party desiring to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall give notice of such termination to the other parties hereto.

SECTION 7.02. Effect of Termination. Subject to Section 7.03, if this Agreement is terminated as permitted by Section 7.01, such termination shall be without liability of any party hereto (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement; provided that if such termination shall result from the willful and material breach by any party hereto of any representation or warranty or covenant or other agreement contained herein, such party shall be fully liable for any and all losses incurred or suffered by any other party as a result of such failure or breach.

SECTION 7.03. Reimbursement of Transaction Expenses. If this Agreement is terminated pursuant to Section 7.01(a) or, if the condition set forth in Section 6.01(a) has then been satisfied, by Buyer pursuant to Section 7.01(b)(ii), then ABI shall reimburse Buyer as promptly as practicable (but in any event no later than the third Business Day following such termination), by wire transfer of immediately available funds, for the Transaction Expenses, except to the extent that the principal cause of such termination shall have been the failure of Buyer to perform in all material respects its obligations hereunder or consummate the transactions contemplated by this Agreement.

ARTICLE VIII

Indemnification

SECTION 8.01. Indemnification by ABI.

(a) ABI shall indemnify against and hold Buyer and its Affiliates and their respective employees, officers and directors (collectively, the “Buyer Indemnified Parties”) harmless from, and agrees to promptly defend any Buyer Indemnified Party from and reimburse any Buyer Indemnified Party for, any and all losses, damages, costs, expenses, Taxes, Liabilities, obligations and claims of any kind (collectively, “Losses”) that any Buyer Indemnified Party may at any time suffer, sustain or incur, or become subject to, as a result of or arising out of, without duplication:

(i) (A) any failure of any representation or warranty of ABI contained in this Agreement to be true and correct in all respects at and as of the Closing (determined as though such representation or warranty was made at and as of the Closing) and (B) any breach of any covenant or agreement of ABI contained in this Agreement contemplating performance at or prior to the Closing;

(ii) any Excluded Liabilities;

(iii) any Designated Loss; and

(iv) if there has not been a Substantial Adverse Impact, 50% of the Net Regulatory Loss if such Net Regulatory Loss is greater than $30,000,000.

(b) Notwithstanding anything to the contrary in this Agreement:

(i) ABI shall not be liable for any Losses indemnifiable pursuant to Section 8.01(a)(i)(A) unless the aggregate amount of all such Losses for which indemnification is payable pursuant to Section 8.01(a)(i)(A) exceeds on a cumulative basis $5,000,000, and then, only to the extent of such excess;

(ii) the total amount in respect of which ABI shall be liable pursuant to Section 8.01(a)(i)(A) shall not exceed $750,000,000; provided, that in no event will the limitation set forth in this Section 8.01(b)(ii) limit ABI’s liability with respect to any Excluded Liabilities; and

(iii) from and after the Closing, the sole and exclusive remedy of each Buyer Indemnified Party against ABI and its Affiliates, with respect to all claims of any nature whatsoever for any breach of any representation or warranty contained in this Agreement, shall be pursuant to and limited by the indemnification provisions set forth in this Section 8.01.

SECTION 8.02. Notification of Claims.

(a) Any Buyer Indemnified Party shall promptly notify ABI in writing of any claim or demand that such Buyer Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement; provided, however, that a failure to give prompt notice or to include any specified information in any notice shall not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party that was entitled to receive such notice was materially damaged as a result of such failure.

(b) Except with respect to Tax audits and other Tax proceedings which are the subject of Section 5.08(e), if any Buyer Indemnified Party notifies ABI of any action, claim or demand pursuant to Section 8.02(a) that relates to a claim or demand asserted by a third party (such action, claim or demand, a “Third Party Claim”) against the Buyer Indemnified Party that ABI acknowledges in writing is a claim or demand for which it is obligated to indemnify or hold harmless the Buyer Indemnified Party under Section 8.01, ABI shall have the right to employ counsel reasonably acceptable to the Buyer Indemnified Party to defend any such Third Party Claim asserted against the Buyer Indemnified Party for so long as ABI shall continue in good faith to diligently defend against such Third Party Claim; provided, however, that the Buyer Indemnified Party may retain its own counsel at the expense of ABI if representation by the counsel selected by ABI would, in the reasonable judgment of the Buyer Indemnified Party, be inappropriate due to actual or potential differing interests between them. The Buyer Indemnified Party shall have the right to participate in the defense of any such Third Party Claim at its own expense. ABI shall notify the Buyer Indemnified Party in writing as promptly as possible (but in any case ten Business Days before the due date for the answer or response to a claim) after the date of the notice of claim given by the Buyer Indemnified Party to ABI under Section 8.02(a) of its election to defend in good faith any such Third Party Claim. So long as ABI is defending in good faith any such Third Party Claim, the Buyer Indemnified Party shall not settle or compromise such Third Party Claim without the consent of ABI, which consent shall not be unreasonably withheld, conditioned or delayed, and the Buyer Indemnified Party shall make available to ABI or its agents, at ABI’s expense, all records and other material in the Buyer Indemnified Party’s possession reasonably required by ABI for its use in contesting any such Third Party Claim but only to the extent of such use. In the event the Buyer Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, ABI shall cooperate with the Buyer Indemnified Party in such defense and make available to the Buyer Indemnified Party, at ABI’s expense, all records and other materials in ABI’s possession or under ABI’s control reasonably required by the Buyer Indemnified Party for its use in contesting any such Third Party Claim. Whether or not ABI elects to defend any such Third Party Claim, the Buyer Indemnified Party shall have no obligation to do so. If ABI assumes the defense of a Third Party Claim, the Buyer Indemnified Party shall agree to any settlement, compromise or discharge of such Third Party Claim that ABI may recommend and that by its terms (or pursuant to a binding commitment of ABI) obligates ABI to pay the full amount of the liability in connection with such Third Party Claim; provided, however, that such settlement, compromise or discharge (i) requires only payment of monetary damages by the Buyer Indemnified Party, (ii) provides for an unconditional release of the Buyer Indemnified Party in respect of such Third Party Claim and (iii) contains no finding or admission of any violation of Law by the Buyer Indemnified Party.

SECTION 8.03. Tax Treatment of Indemnity Payments. For all Tax purposes, each of ABI, Buyer and their respective Affiliates agrees to treat any indemnity payment under this Agreement as an adjustment to the Purchase Price received by ABI for the transactions contemplated by this Agreement to the maximum extent permitted by applicable Law.

ARTICLE IX

Miscellaneous

SECTION 9.01. Notices. All notices, requests, claims, consents, waivers, demands and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received (a) on the date of personal delivery, (b) on the date of transmission, if sent by facsimile or email, (c) one Business Day after having been dispatched via a nationally recognized overnight courier service or (d) three Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.01):

(a) if to Buyer:

Molson Coors Brewing Company

1801 California Street, Ste. 4600

Denver, Colorado 80202

Attention: Samuel Walker, Global Chief People and Legal Officer

                 E. Lee Reichert, Deputy General Counsel

Facsimile: (303) 927-2416

Email:       samuel.walker@molsoncoors.com

                 lee.reichert@molsoncoors.com

With a copy (which copy shall not constitute notice hereunder) to:

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

Attention: R. Scott Falk, P.C.

                 Jon-Micheal A. Wheat

Facsimile: (312) 862-2200

Email:       scott.falk@kirkland.com

                 jon-micheal.wheat@kirkland.com

(b) if to ABI:

Anheuser-Busch InBev SA/NV

Brouwerijplein 1

3000 Leuven, Belgium

Attention: Sabine Chalmers, General Counsel

                 Lucas Lira

                 Rene Paula

Email:       sabine.chalmers@ab-inbev.com

                 lucas.lira@ab-inbev.com

                 rene.paula@ab-inbev.com

With a copy (which copy shall not constitute notice hereunder) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention: Scott Barshay

                 Eric Schiele

                 Jonathan Davis

Facsimile: (212) 474-3700

Email:       sbarshay@cravath.com

                 eschiele@cravath.com

                 jdavis@cravath.com

Without limiting the foregoing, any party hereto may give any notice, request, claim, consent, waiver, demand or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, or ordinary mail), but no such notice, request, claim, consent, waiver, demand or other communication shall be deemed to have been duly given hereunder unless and until it actually is received by the party for whom it is intended.

SECTION 9.02. Expenses. Except as otherwise expressly set forth in this Agreement, including Section 7.03, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 9.03. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.04. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced because of any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse in any material respect to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible. Without limiting the generality of the foregoing, the parties agree that, if the Panel determines that any provision of this Agreement that requires Miller Parent or any of its Subsidiaries to take or not to take action as a condition to any other person’s obligation (however expressed) is not permitted by Rule 21.2 of the UK Code, that provision shall have no effect and shall be disregarded.

SECTION 9.05. Entire Agreement. This Agreement (including the schedules and exhibits hereto), together with the Confidentiality Agreement between ABI and Buyer dated as of October 18, 2015, constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof, except as otherwise expressly provided herein. The representations, warranties, covenants and agreements contained herein, together with the indemnification provisions herein, are intended among other things to allocate the economic cost and the risks inherent in the transactions contemplated hereby between the parties hereto. Accordingly, the parties hereto shall be deemed to have relied upon such representations, warranties, covenants and agreements as a material inducement to agreeing to the terms of this Agreement, and the parties hereto and the other Buyer Indemnified Parties shall be entitled to indemnification or other remedies provided in this Agreement in accordance with the terms hereof, but no other Person (other than the parties hereto and the other Buyer Indemnified Parties) may rely on the representations, warranties, covenants and agreements contained herein.

SECTION 9.06. Survival. The covenants and agreements of the parties hereto contained in or made pursuant to this Agreement shall survive the Closing indefinitely. The representations and warranties of the parties hereto contained in Article III and Article IV shall survive the Closing and shall terminate on the date that is twenty-four (24) months after the Closing Date.

SECTION 9.07. Successors and Assigns. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of all other parties hereto; provided further that Buyer may, without such consent, assign any or all of its rights and obligations under this Agreement (a) to any of its Affiliates (including for the purposes of being the purchaser hereunder of either the Acquired Shares or the Transferred Assets) or (b) to any Financing Source pursuant to the terms of the Commitment Letter (including for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such Financing) (it being understood and agreed that no such assignment by Buyer shall affect the obligations of Buyer hereunder, which shall remain in full force and effect; provided, that to the extent such obligations are satisfied by an Affiliate of Buyer, such obligation shall be deemed to be in full satisfaction of such obligation of

Buyer hereunder). Each of the parties agrees and acknowledges that, upon completion of the Belgian Merger, all of ABI’s rights and obligations under this Agreement (together with all of its other assets and liabilities) shall be assumed by Newco, by operation of Belgian law. Any purported assignment of this Agreement in violation of this Section 9.07 shall be null and void.

SECTION 9.08. No Recourse. Notwithstanding any of the terms or provisions of this Agreement, the parties hereto agree that neither they nor any Person acting on either party’s behalf may assert any claims or cause of action against any employee, officer or director of such other party or stockholder of the ultimate parent company of such other party in connection with or arising out of this Agreement or the transactions contemplated hereby. The parties hereto further agree that none of the Financing Sources will have any liability to ABI, the JV or any of their respective Affiliates (other than Buyer) relating to or arising out of this Agreement, the Financing (or the Alternative Financing) solely in its capacity as a Financing Source for the Financing (or the Alternative Financing), whether at law, or equity, in contract, in tort or otherwise, and none of ABI, the JV or any of their respective Affiliates (other than Buyer) will have any rights or claims against any of the Financing Sources hereunder.

SECTION 9.09. No Third-Party Beneficiaries. Except for the Buyer Indemnified Parties under Section 8.01, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, that the Financing Sources shall be third party beneficiaries of Section 9.08, this Section 9.09, Section 9.10(e), and Section 9.11.

SECTION 9.10. Amendments and Waivers. (a) This Agreement may not be amended or modified except by an instrument in writing signed by the parties hereto.

(b) Any waiver of any right, power or privilege hereunder shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby.

(c) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No course of dealing between or among the parties hereto shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any party hereto under or by reason of this Agreement. No prior draft of this Agreement shall be used in the interpretation of this Agreement. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

(d) Notwithstanding anything to the contrary contained herein, nothing contained in this Agreement shall constitute or be deemed to constitute a waiver of any of Buyer’s or Buyer JV Partner’s rights under the Operating Agreement.

(e) Notwithstanding anything to the contrary herein, Section 9.08, Section 9.09, this Section 9.10 and Section 9.11 may not be modified or amended in any manner that is adverse in any material respect to the Financing Sources without the prior written consent of such Financing Sources.

SECTION 9.11. Governing Law; Jurisdiction; Service of Process; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION; PROVIDED, HOWEVER, THAT ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AGAINST ANY OF THE FINANCING SOURCES, INCLUDING ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THE FINANCING, THE COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES BY ANY OF THE FINANCING SOURCES WITH RESPECT TO THE FINANCING OR THE COMMITMENT LETTER SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION; PROVIDED, HOWEVER, THAT THE DETERMINATION OF WHETHER THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT HAVE BEEN CONSUMMATED IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The parties hereto hereby irrevocably submit to the personal jurisdiction of the Chancery Court of the State of Delaware (and any proper appellate court therefrom) in respect of the interpretation and enforcement of the provisions of this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such court or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such court, and the parties hereto irrevocably agree that all claims relating to such action, suit or proceeding shall be heard and determined in such court; provided that if the Chancery Court of the State of Delaware will not accept jurisdiction, then any such action, suit or proceeding may be brought in any Delaware state court or any federal court located in the State of Delaware (and any proper appellate court therefrom); provided further that any action, suit or proceeding that involves any of the Financing Sources, the Commitment Letter or the performance of services by any of the Financing Sources with respect to the foregoing shall be brought and determined in the state or federal courts sitting in New York, State of New York, and the parties hereto irrevocably submit to the exclusive jurisdiction thereof for itself and with respect to its property, generally and unconditionally, with regard to any such action, suit or proceeding that involves any of the Financing Sources, the Commitment Letter or the performance of services by any of the Financing Sources with respect to the foregoing. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing (by registered or certified mail (postage prepaid, return receipt requested)) of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 9.01 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (1) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (2) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (3) IT MAKES THIS WAIVER VOLUNTARILY AND (4) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

SECTION 9.12. Specific Performance. The parties hereto agree that immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the parties hereto agree that, if for any reason any party hereto shall have failed to perform its obligations under this Agreement or shall have otherwise breached this Agreement, then the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which any party is entitled at Law or in equity.

SECTION 9.13. Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by electronic delivery shall be as effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.14. No Presumption. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

SECTION 9.15. Structuring. Buyer will cooperate with ABI to discuss in good faith commercially reasonable structuring steps, which may include steps taken in advance of the Closing or steps taken after the Closing, and Buyer shall cooperate in implementing any such steps that may be advantageous to ABI; provided, however, that Buyer shall not be required to take any action pursuant to this Section 9.15 if such action would (i) impose an additional non-de minimis cost, expense or Loss on Buyer or any of its Affiliates, or (ii) otherwise adversely affect Buyer or any of its Affiliates, in any respect (including by causing Buyer or any of its Affiliates to incur additional Taxes or by impacting the timing, terms or cost of the Financing), except in the case of (x) out-of-pocket expenses to third-party service providers, or (y) the direct cost of the use of Buyer’s internal resources, in each case that are paid directly or reimbursed promptly by ABI.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

MOLSON COORS BREWING COMPANY

By:	/s/ Mark R. Hunter
Name: Mark R. Hunter
Title: President and Chief Executive Officer

ANHEUSER-BUSCH INBEV SA/NV

By:	/s/ Felipe Dutra
Name: Felipe Dutra
Title: Chief Financial and
Technology Officer

By:	/s/ Carlos Brito
Name: Carlos Brito
Title: Chief Executive Officer

[Signature Page to Purchase Agreement]